As filed with the Securities and Exchange Commission on November 28, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bristow Group Inc.*
(Exact name of registrant as specified in its charter)

Delaware	4522	72-0679819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2000 W. Sam Houston Pkwy. S., Suite 1700 Houston, Texas 77042 (713) 267-7600	Randall A. Stafford Vice President and General Counsel, Corporate Secretary 2000 W. Sam Houston Pkwy. S., Suite 1700 Houston, Texas 77042 (713) 267-7600
(Address, including ZIP code, and telephone number, including area code, of the registrant’s principal executive offices)	(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copy to:

John D. Geddes
Baker Botts L.L.P.
910 Louisiana
One Shell Plaza
Houston, Texas 77002-4995
(713) 229-1113
Fax: (713)-229-2713

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable following the effectiveness of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Offering	Registration
Securities to be Registered	Registered	per Unit(1)	Aggregate Price(1)	Fee(1)(2)
7 1/2% Senior Notes due 2017	$350,000,000	100%	$350,000,000	$10,745
Guarantees by certain subsidiaries of Bristow Group Inc.*	—	—	—	—

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(n), no separate fee for the guarantees is payable because the guarantees relate to other securities that are being registered concurrently.

*	Includes certain subsidiaries of Bristow Group Inc. identified on the following pages.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

AIR LOGISTICS, L.L.C.
(Exact name of registrant as specified in its charter)

LOUISIANA (State or other jurisdiction of incorporation or organization)	72-1412904 (I.R.S. Employer Identification Number)

AIR LOGISTICS OF ALASKA, INC.
(Exact name of registrant as specified in its charter)

ALASKA (State or other jurisdiction of incorporation or organization)	92-0048121 (I.R.S. Employer Identification Number)

AIRLOG INTERNATIONAL, LTD.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	72-0679819 (I.R.S. Employer Identification Number)

EACH REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2007

PROSPECTUS

$350,000,000

Bristow Group Inc.
Offer to Exchange
registered
7 1/2% Senior Notes due 2017
for all outstanding
7 1/2% Senior Notes due 2017

Exchange Notes:

•	will be freely tradable and otherwise substantially identical to the Outstanding Notes;

•	will accrue interest at 7 1/2% per annum, payable semiannually on each March 15 and September 15; and

•	will not be listed on any securities exchange or on any automated dealer quotation system, but may be sold in the over-the-counter market, in negotiated transactions or through a combination of those methods.

The exchange offer:

•	expires at 5:00 p.m., New York City time, on , , unless sooner terminated or extended; and

•	is not conditioned upon any minimum principal amount of Outstanding Notes being tendered.

You should note that:

•	we will exchange all Outstanding Notes that are validly tendered and not validly withdrawn for an equal principal amount of Exchange Notes that we have registered under the Securities Act of 1933;

•	you may withdraw tenders of Outstanding Notes at any time prior to the expiration of the exchange offer;

•	the exchange of Outstanding Notes for Exchange Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes; and

•	the exchange offer is subject to customary conditions, which we may waive in our sole discretion.

Please consider carefully the risk factors beginning on page 17 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2007.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION	i
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	17
PRIVATE PLACEMENTS	31
USE OF PROCEEDS	31
SELECTED HISTORICAL FINANCIAL INFORMATION	32
DESCRIPTION OF OTHER INDEBTEDNESS	35
THE EXCHANGE OFFER	38
DESCRIPTION OF THE EXCHANGE NOTES	48
BOOK-ENTRY, DELIVERY AND FORM	86
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	88
PLAN OF DISTRIBUTION	93
TRANSFER RESTRICTIONS ON OUTSTANDING NOTES	94
LEGAL MATTERS	95
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	95
Certificate of Incorporation
Bylaws
Opinion of Baker Botts L.L.P.
Statement re Computation of Ratios
KPMG Awareness Letter
Subsidiaries
Consent of KPMG LLP
Power of Attorney
Statement of Eligibility of Trustee
Form of Letter to Depository Trust Company Participants
Form of Letter to Client
Form of Notice of Guaranteed Delivery
Form of Letter of Transmittal

Each broker dealer that receives Exchange Notes pursuant to this exchange offer in exchange for securities acquired for its own account as a result of market making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such new securities. The letter of transmittal attached as an exhibit to the registration statement of which this prospectus forms a part states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by such a broker dealer in connection with resales of such new securities. We have agreed that, starting on the date of the completion of the exchange offer to which this prospectus relates for up to 180 days following completion of the exchange offer (or such earlier date as eligible broker-dealers no longer own Exchange Notes), we will make this prospectus available to any broker dealer for use in connection with any such resale. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and on our website at http://www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “BRS.”

i

This prospectus is part of a registration statement we have filed with the SEC relating to the Notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and these securities.

The information included in the documents described below is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. We are incorporating by reference into this prospectus (excluding any information that was furnished to (and not filed with) the SEC the following documents (File No. 001-31617).

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, which was filed with the SEC on May 22, 2007;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30 and September 30, 2007, which were filed with the SEC on August 2 and November 5, 2007, respectively;

•	our Current Reports on Form 8-K filed with the SEC on April 5 and 26, 2007; May 8 and 25, 2007; June 4 and 13, 2007; July 6 and 10, 2007; and November 13, 2007.

Until the termination of the exchange offer described in this prospectus, we will also incorporate by reference all documents that we may file in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, excluding any information therein that was furnished to (and not filed with) the SEC. In addition, all documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

We will provide you without charge a copy of any and all documents that have been incorporated by reference into this prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to:
Bristow Group Inc.
2000 W. Sam Houston Pkwy S., Suite 1700
Houston, Texas 77042
Attention: Corporate Secretary
Telephone number is (713) 267-7600

To obtain timely delivery of any of our documents, you must make your request to us no later than          , 2007. Unless sooner terminated, the exchange offer will expire at 5:00 p.m., New York City time, on          ,          . The exchange offer can be extended by us in our sole discretion, but we currently do not intend to extend the expiration date. Please read “The Exchange Offer” for more detailed information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934. Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; use of proceeds; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our customers, competitors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus, other than statements of historical fact or historical financial results are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control,

ii

that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements. Factors that could cause our forward-looking statements to be incorrect and actual events or our actual results to differ from those that are anticipated include all of the following:

•	the risks and uncertainties described under “Risk Factors”;

•	the level of activity in the oil and natural gas industry is lower than anticipated;

•	production-related activities become more sensitive to variances in commodity prices;

•	the major oil companies do not continue to expand internationally;

•	market conditions are weaker than anticipated;

•	we are not able to re-deploy our aircraft to regions with the greater demand;

•	we do not achieve the anticipated benefit of our fleet renewal program; and

•	the outcome of the DOJ antitrust investigation, which is ongoing, has a greater than anticipated financial or business impact.

All forward-looking statements in this prospectus are qualified by these cautionary statements and are only made as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding whether to participate in this exchange offer. You should carefully read the entire prospectus, and the documents incorporated by reference in their entirety, including “Risk Factors,” before deciding whether to participate in the exchange offer. We use the pronouns “we”, “our” and “us” and the terms “Bristow Group” and the “Company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates. Bristow Group, Bristow Aviation Holdings Limited (“Bristow Aviation”), its consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we”, “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. For example, the fiscal year ended March 31, 2007 is referred to as “fiscal year 2007”. “Notes to Consolidated Financial Statements” refers to the “Notes to Consolidated Financial Statements for the fiscal years ended March 31, 2007, 2006 and 2005” incorporated by reference.

Overview

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have major operations in the U.S. Gulf of Mexico and the North Sea, and operations in most of the other major offshore oil and gas producing regions of the world, including Alaska, Australia, Mexico, Nigeria, Russia and Trinidad. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively.

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. As of September 30, 2007, we operated 404 aircraft (including 369 owned aircraft, 27 leased aircraft and 8 aircraft operated for one of our customers; 12 of the owned aircraft are held for sale) and our unconsolidated affiliates operated 144 aircraft in addition to those aircraft leased from us. In the six months ended September 30, 2007, our Helicopter Services segment contributed approximately 94% of our gross revenue.

On April 2, 2007, we acquired all of the common equity of Helicopter Adventures, Inc., a leading flight training provider with operations located in Titusville, Florida, and Concord, California, for $15 million in cash. We also assumed $5.7 million in debt as part of this transaction. Upon purchase, Helicopter Adventures was renamed Bristow Academy Inc., which, when combined with our existing training facilities in Norwich, England, forms a central core of our new Global Training division within the Helicopter Services segment. Bristow Academy operates 53 aircraft (including 42 owned and 11 leased aircraft) and employs 122 people, including 48 flight instructors and is the only school approved to provide helicopter flight training to the commercial pilot level by both the U.S. Federal Aviation Administration and the European Joint Aviation Authority. The Global Training division will support, coordinate, standardize, and in the case of the Bristow Academy schools, directly manage all flight and maintenance training activities within the Helicopter Services segment. We believe that this strategic entry into the ab initio aviation training business provides us with a strategic advantage over competitors. We expect profitability of Bristow Academy to improve in future periods, although the primary strategic value to the Company of this business is the supply of pilots for use in our global operations. For example, Bristow Academy provided 31 pilots to our helicopter services operations in the first six months of fiscal year 2008. Bristow Academy represented 1% of consolidated revenue for the six months ended September 30, 2007. On November 2, 2007, we purchased Vortex Helicopters, Inc., a helicopter training company located in New Iberia, Louisiana, resulting in an expansion of Bristow Academy.

On November 2, 2007, we sold our Grasso Production Management (“Grasso”) business, which comprised our entire Production Management Services segment, for approximately $22.5 million, subject to post-closing adjustments. We sold Grasso for approximately book value with a net loss of approximately $6.0 million related to taxes on non-deductible goodwill and transaction costs which will be recorded in our fiscal quarter ending December 31, 2007. The financial results for our Production Management Services segment will be classified as discontinued operations beginning in our fiscal quarter ending December 31, 2007. The Production Management Services segment had current assets, goodwill, total assets, current liabilities and total liabilities of $21.9 million, $13.8 million, $36.1 million, $6.5 million and $6.6 million, respectively, as of September 30, 2007. In conjunction with the sale of Grasso, we agreed to continue to provide helicopter services to Grasso through December 31, 2010. In the six months ended September 30, 2007, Grasso contributed approximately 6% of gross revenue.

Aircraft Fleet Expansion

In response to significant demand for our helicopter services, we are expanding our fleet of aircraft. As of September 30, 2007, we had 32 aircraft on order and options to acquire an additional 42 aircraft. The additional aircraft on order are expected to provide incremental fleet capacity. We expect that these additional aircraft on order will increase our profitability by replacing some of the smaller aircraft we currently own with larger aircraft that can transport more passengers and allow us to generate more revenue. All of the aircraft under option and 26 of the 32 aircraft on order are large-or medium-sized aircraft, as compared with our existing fleet, of which about 46% consists of large- or medium-sized aircraft.

As of September 30, 2007, we had commitments to purchase 1 small, 10 medium, 16 large and 5 training aircraft and options to purchase an additional 24 medium and 18 large aircraft. Of the aircraft on order, 16 are expected to be delivered during the second half of fiscal year 2008, including 5 training aircraft. Twelve of these 16 aircraft have been dedicated to customers for specific projects, including 10 under signed contracts. During the six months ended September 30, 2007, we spent $221.1 million on aircraft and related equipment. We expect to spend an additional $276.5 million to acquire the aircraft that were on order as of September 30, 2007.

The chart below presents (1) the number of helicopters in our fleet (comprising 369 owned aircraft, including 12 held for sale, 27 leased aircraft and 8 aircraft operated for one of our customers) and their distribution among the business units of our Helicopter Services segment as of September 30, 2007; (2) the number of helicopters we had on order or under option as of September 30, 2007; and (3) the percentage of gross revenues that each of our segments and business units provided during the six months ended September 30, 2007. For additional information regarding our commitments and options to acquire aircraft, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements — Capital Commitments” set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

						Percentage of
	Aircraft in Consolidated Fleet					Revenue for the
	Helicopters			Fixed		Six Months Ended
	Small	Medium	Large	Wing	Total	September 30, 2007

Helicopter Services
North America	134	28	4	1	167	23%
South and Central America	2	33	1	—	36	7%
Europe	1	10	39	—	50	34%
West Africa	12	27	2	7	48	15%
Southeast Asia	3	12	9	—	24	9%
Other International	—	13	10	3	26	4%
EH Centralized Operations	—	—	—	—	—	1%
Bristow Academy	52	—	—	1	53	1%
Production Management(1)	—	—	—	—	—	6%

Total(2)	204	123	65	12	404	100%

Aircraft not currently in fleet:
On order(3)	6	10	16	—	32
Under option	—	24	18	—	42

(1)	On November 2, 2007 we sold our Production Management Services business.

(2)	Includes 12 aircraft held for sale.

(3)	Small aircraft on order include orders for 5 training aircraft.

We expect that the additional aircraft on order and any aircraft we acquire pursuant to options will generally be deployed evenly across our global business units, but with a bias towards those business units where we expect higher growth, such as our Other International and Southeast Asia units.

OUR INDUSTRY

Increased Demand for Helicopter Services.  We are currently experiencing significant demand for our helicopter services, and in certain of our markets, we are unable to meet the full demand and have been forced to decline customer orders. Based on our current contract level and discussions with our customers about their future needs for aircraft related to their oil and gas production and exploration plans, we anticipate the demand for helicopter services will continue at a very high level for the near term. Further, based on the projects planned by our customers in the markets in which we currently operate, we anticipate global demand for our services will grow in the long term and exceed the supply of aircraft we and our competitors currently have in our fleets and on order. In addition, this high level of demand has allowed us to increase the rates we charge for our services over the past several years.

Limited Aircraft Supply.  Currently, helicopter manufacturers are indicating very limited supply availability during the next two years. We expect that this tightness in aircraft availability from the manufacturers and the lack of suitable aircraft in the secondary market, coupled with the increase in demand for helicopter services, should create market conditions conducive for us to continue to increase the rates we charge for our services. We believe that our recent aircraft acquisitions and commitments position us to benefit from the current market conditions and to deploy new aircraft on order or under option at these favorable rates and contract terms.

Aircraft Resale Market.  Unlike equipment in most sectors of the energy services industry, helicopters have applications in numerous other markets, including air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. Accordingly, we are able to sell used aircraft into these other markets which are not typically affected by the same economic drivers as the offshore energy industry. Our experience has been that the after market is relatively liquid given the significant number of helicopters in use in these other industries globally during normal market conditions. Helicopters generally retain a high portion of their original value as a substantial portion of a helicopter’s value resides in its dynamic components, such as rotors and engines, which are periodically overhauled, replaced or upgraded. In addition, these other markets place demand on aircraft supply which tends to support relatively stable values. We believe that the availability of these markets will permit us to rationalize our asset base if there is a decline in demand for our helicopter services.

Classes of Helicopters.  Helicopters are generally classified as small (four to eight passengers), medium (12 to 15 passengers) and large helicopters (18 to 25 passengers), each of which serves a different transportation need of the offshore energy industry. Small helicopters are generally used for daytime flights on shorter routes and to reach production facilities that cannot accommodate medium and large helicopters. With more than 4,000 active production facilities, many of which are unable to accommodate medium or large helicopters, the U.S. Gulf of Mexico is a significant market for helicopters of this type. Medium and large helicopters, which can fly in a wider variety of operating conditions and over longer distances and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With their ability to carry greater payloads, travel greater distances and move at higher speeds, medium and large helicopters are preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited.

OUR STRENGTHS

We believe that we possess a number of strengths, including:

•	We have a global footprint. We operate in 22 countries and have the largest fleet of helicopters serving the offshore energy market in the world. We have the largest fleet in the U.S. Gulf of Mexico and also have a strong market position in other key markets, including the North Sea, Nigeria and Australia. This global footprint allows us to provide our offshore energy customers with consistent, high-quality service, reduces our exposure to any one market and provides us with flexibility in deploying our aircraft to the most attractive markets.

•	We have a record of safe operations and operate a modern, well-maintained fleet. We have a record of safe operations, including fewer accidents per 100,000 flight hours over the past five years than the industry average for the U.S. Gulf of Mexico and the North Sea. We continuously maintain and improve the quality of the equipment that we operate and apply state-of-the-art safety technologies across our global organization. As of September 30, 2007, the average age of the helicopters in our consolidated fleet was approximately 15 years. The average age of our fleet has been reduced with the addition of 16 new aircraft in the six months ended September 30, 2007, and will be further reduced with the expected addition of 16 new aircraft in the second half of fiscal year 2008 and the periodic retirement of older aircraft.

•	We have strong, long-term relationships with our customers. We have strong, long-term relationships with our customers, which include major, independent, international and national energy companies. We are the largest provider of helicopter services by revenue for the Shell Companies and the

BP Group companies. In addition, we have entered into global agreements with ConocoPhillips and the BP Group that provide for information sharing regarding future aircraft requirements, coordination of our respective operations and business volume discount arrangements. Our close relationships with these companies have allowed us to expand our aircraft fleet by allowing us to identify specific projects that require new aircraft prior to committing capital for aircraft purchases.

•	We have a history of consistent revenue and Adjusted EBITDA growth. We have a history of consistent revenue growth, including 10.5% compounded annual growth rate over the past four fiscal years and 16.4% from the six months ended September 30, 2006 to the six months ended September 30, 2007. Our growth has translated into increases in Adjusted EBITDA (as defined under “Summary Historical Financial Information”) of 11.8% compounded annually over the past four fiscal years and a 41.3% increase from the six months ended September 30, 2008 to the six months ended September 30, 2007. The majority of our revenue is attributable to production activity. Our revenues are driven primarily by offshore operating expenses, which over the last twelve years have been relatively stable, including during a downturn in the energy industry. The ongoing nature of production work makes it less volatile than exploration and development work, which is more reactive to changes or expected changes in commodity prices. Accordingly, we have experienced less volatility in demand than other sectors of the energy services industry. In addition, most of our contracts provide that the customer will reimburse us for cost increases associated with the contract, including fuel cost increases. Lastly, our pricing structure, consisting of a fixed reservation fee plus additional fees for each hour flown, fixes a percentage of our revenue stream in the short-term, stabilizing the impact of short-term fluctuations in flight hours by customers.

•	We have a strong balance sheet that provides financial flexibility. Pro forma for this offering, our balance-sheet debt as a percentage of total capital was 39.2% at September 30, 2007. Under our syndicated secured credit facilities, we have an undrawn $100 million revolving credit facility and $21.2 million available under a $25 million letter of credit facility as of the date of this prospectus. We believe that this capital structure provides us with the financial flexibility to pursue opportunities to grow our business, including through the aircraft fleet expansion program described above.

•	We have significant asset coverage. Since a substantial portion of a helicopter’s value resides in its dynamic components, and these dynamic components are periodically overhauled, replaced or upgraded, our helicopters generally retain a high portion of their original value. Pro forma for application of net proceeds from this offering, net property, plant and equipment as of September 30, 2007 was $1,150.2 million. As of September 30, 2007, we had an additional $659.7 million in cash, accounts receivable and inventories, bringing our asset coverage ratio to approximately 2.98x our pro forma long-term debt levels. If we experience a decline in demand for our helicopter services, this coverage allows us the option of actively managing our debt levels by monetizing a marginal amount of our helicopters and reducing our debt levels accordingly. Based on the relatively stable value of helicopters and their liquid aftermarket, we believe that the fair market value of these aircraft currently exceeds their book value, although future market conditions could vary.

•	We have an experienced management team. Our management team has extensive experience in the energy services industry and helicopter services sector. We train each of these managers on our corporate values, including safety, quality, integrity and profitability, and their performance is evaluated using key performance indicators which directly link to those values. Our senior management team is composed of nine executives who have an average of 31 years of relevant experience.

OUR STRATEGY

Our goal is to advance our position as the leading helicopter services provider to the offshore energy industry. We intend to employ the following strategies to achieve this goal:

•	Strategically position our company as the preferred provider of helicopter services. We position our company as the preferred provider of helicopter services by maintaining strong relationships with our customers and providing high-quality service. We focus on maintaining relationships with our customers’ local and corporate management. We believe that this focus helps us to provide our customers with the right aircraft in the right place at the right time and to better anticipate customer needs, which in turn allows us to better manage our fleet. We also leverage our close relationships with our customers to establish mutually beneficial operating practices and safety standards worldwide. By applying standard operating and safety practices across our global operations, we are able to provide our customers with consistent, high-quality service in each of their areas of operation. By better understanding our customers’ needs and by virtue of our global operations and safety standards, we have effectively competed against other helicopter service providers based on customer service, safety and reliability, and not just price.

•	Integrate our global operations. Beginning in fiscal year 2006, we identified and implemented a number of changes in our business to integrate our global organization, and we intend to continue to identify and implement further integration opportunities. These changes included changes in our senior management team, the integration of our operations among previously independently managed businesses, improvements in global asset allocation and other changes in our corporate operations. We anticipate that these improvements will result in revenue growth, and may also generate cost savings.

•	Grow our business internationally. We plan to grow our business in most of the markets in which we operate. We expect this growth to be particularly strong in international markets outside our three largest markets (U.S. Gulf of Mexico, North Sea and Nigeria), which represented 65% of our fiscal year 2007 revenues. Although we have a footprint in most major oil and gas producing regions of the world, we have the opportunity to expand and deepen our presence in many of these markets, for example Southeast Asia. We anticipate this growth to result primarily from the deployment of new aircraft into markets where we expect they will be most profitably employed, as well as by executing opportunistic acquisitions. Our acquisition-related growth may include increasing our role and participation with existing unconsolidated affiliates and may include increasing our position in existing markets or expanding into new markets.

Consistent with our desire to maintain a conservative use of leverage to fund growth, we raised $222.6 million of capital through the sale of our 5.50% mandatory convertible preferred stock completed in September and October 2006. Additionally, we raised $345.4 million through the sale of 7 1/2% senior notes due 2017 completed in June and November 2007. As of September 30, 2007, we had commitments to purchase 16 large, 10 medium, 1 small and 5 training aircraft and options to purchase an additional 18 large aircraft and 24 medium aircraft. Depending on market conditions, we expect to exercise some or all of these options to purchase aircraft and may elect to expand our business through acquisition, including acquisitions currently under consideration. We intend to use proceeds from this offering to fund these expenditures.

OUR CORPORATE OFFICES AND INTERNET ADDRESS

Our principal executive offices are located at 2000 W. Sam Houston Pkwy. S., Suite 1700, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. Information contained on our website does not constitute part of this prospectus.

THE EXCHANGE OFFER

On June 13, 2007, we completed a private offering of $300 million principal amount of 7 1/2% Senior Notes due 2017, and on November 13, 2007 we completed a private offering of $50 million principal amount of 7 1/2% senior notes due 2017, which we collectively refer to as the “Outstanding Notes.” We sold the Outstanding Notes in transactions exempt from or not subject to the registration requirements under the Securities Act. Accordingly, the Outstanding Notes are subject to transfer restrictions. In general, you may not offer or sell the Outstanding Notes unless either they are registered under the Securities Act or the offer or sale is exempt from or not subject to registration under the Securities Act and applicable state securities laws.

In connection with the sale of the Outstanding Notes, we entered into a Registration Rights Agreement with the initial purchasers of the Outstanding Notes. We agreed to use our reasonable best efforts to have the registration statement of which this prospectus is a part declared effective by the SEC within 360 days after the issue date of the Outstanding Notes and to keep the exchange offer open for not less than 20 business days after the date notice thereof is mailed to the holders. In the exchange offer, you are entitled to exchange your Outstanding Notes for notes registered under the Securities Act with substantially identical terms, except that the existing transfer restrictions will be removed, which notes we refer to as the “Exchange Notes.” You should read the discussion under the headings “— Terms of the Exchange Notes” and “Description of the Exchange Notes” for further information about the Exchange Notes. We refer to the Outstanding Notes and the Exchange Notes (separately or collectively as the context indicates) as the “Notes.”

We have summarized the terms of the exchange offer below. You should read the discussion under the heading “The Exchange Offer” for further information about the exchange offer and resale of the Exchange Notes. If you fail to exchange your Outstanding Notes for Exchange Notes in the exchange offer, the existing transfer restrictions will remain in effect and the market value of your Outstanding Notes likely will be adversely affected because of a smaller float and reduced liquidity.

Expiration Date	Unless sooner terminated, the exchange offer will expire at 5:00 p.m., New York City time, on , or such later date and time to which we extend it.

Withdrawal of Tenders	You may withdraw your tender of Outstanding Notes at any time prior to the expiration date. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any Outstanding Notes that you tendered but that were not accepted for exchange.

Conditions to the Exchange Offer	We will not be required to accept Outstanding Notes for exchange if, in our reasonable judgment, the exchange offer, or the making of any exchange by a holder of Outstanding Notes, would:

• violate applicable law or any applicable interpretation of the staff of the SEC; or

• be impaired by any action or proceeding that has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered.

Please read “The Exchange Offer — Conditions to the Exchange Offer” for more information about the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal that we are providing with this prospectus and mail or deliver the letter of transmittal, together with the Outstanding Notes, to the exchange agent prior to the expiration date. If your Outstanding Notes are held through The Depository Trust Company (DTC), you may effect delivery of the Outstanding Notes by book-entry transfer.

In the alternative, if your Outstanding Notes are held through DTC, you may participate in the exchange offer through DTC’s automated tender offer program. If you tender under this program, you will agree to be bound by the letter of transmittal as though you had signed it.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any Exchange Notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person to participate in the distribution of the Outstanding Notes or the Exchange Notes within the meaning of the Securities Act of 1933;

• you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

• if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the Exchange Notes;

• if you are a broker-dealer, you will receive Exchange Notes in exchange for Outstanding Notes that you acquired for your own account as a result of market-making activities or other trading activities, and you will deliver a prospectus in connection with any resale of such Exchange Notes;

• if you are a broker-dealer, you did not purchase the Outstanding Notes to be exchanged for the Exchange Notes from us; and

• you are not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

Special Procedures for Beneficial Owners	If you own a beneficial interest in Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the Outstanding Notes in the exchange offer, please contact the registered holder as soon as possible and instruct it to tender on your behalf and to comply with our instructions described in this prospectus.

Guaranteed Delivery Procedures	You must tender your Outstanding Notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures” if any of the following apply:

• you wish to tender your Outstanding Notes but they are not immediately available;

• you cannot deliver your Outstanding Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

• you cannot comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date.

Consequences of Failure to Exchange Your Outstanding Notes	Subject only to limited exceptions applicable to persons to whom the exchange offer is not available, if you do not exchange your Outstanding Notes in the exchange offer, you will no longer be entitled to registration rights. You will not be able to offer or sell the Outstanding Notes unless they are later registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or state securities laws. Other than in connection with the exchange offer or as specified in the Registration Rights Agreement, we are not obligated to, nor do we currently anticipate that we will, register the Outstanding Notes under the Securities Act. See “The Exchange Offer — Consequences of Failure to Exchange.”

United States Federal Income Tax Consequences	We believe that the exchange of Outstanding Notes for Exchange Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of Exchange Notes in the exchange offer.

Plan of Distribution	All broker-dealers who receive Exchange Notes in the exchange offer have a prospectus delivery obligation. Based on SEC no-action letters, broker-dealers who acquired the Outstanding Notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with the resales of the Exchange Notes. We have agreed to make this prospectus available to any broker-dealer delivering a prospectus as required by law in connection with the resales of the Exchange Notes for up to 180 days following the completion of the exchange offer.

Broker-dealers who acquired the Outstanding Notes from us may not rely on SEC staff interpretations in no-action letters and instead must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as selling noteholders, in order to resell the Outstanding Notes or the Exchange Notes (or such earlier date as eligible broker-dealers no longer own Exchange Notes).

THE EXCHANGE AGENT

We have appointed U.S. Bank National Association as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under DTC’s automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

U.S. Bank National Association

1-800-934-6802

By Overnight Delivery, Courier or Mail:
(overnight delivery or courier recommended;
if by mail, registered or certified mail recommended)

60 Livingston Avenue
St. Paul, MN 55107
Attention: Specialized Finance

Registered or Certified Mail:

60 Livingston Avenue
St. Paul, MN 55107
Attention: Specialized Finance

By Facsimile Transmission (eligible institutions only):

651-495-8158

Confirm by Telephone:

1-800-934-6802

TERMS OF THE EXCHANGE NOTES

The Exchange Notes will be freely tradable and otherwise substantially identical to the Outstanding Notes. The Exchange Notes will not have registration rights or provisions for additional interest. The Exchange Notes will evidence the same debt as the Outstanding Notes, and the Outstanding Notes and the Exchange Notes will be governed by the same indenture. The Outstanding Notes and the Exchange Notes will vote together as a single class under the indenture.

Issuer	Bristow Group Inc.

Exchange Notes Offered	$350 million principal amount of registered 7 1/2% Senior Notes due 2017.

Maturity Date	September 15, 2017.

Interest Payments	Interest will accrue on the Exchange Notes from September 15, 2007 and will be payable semi-annually, on each March 15 and September 15, with the first payment on March 15, 2008.

Subsidiary Guarantees	The Exchange Notes will initially be jointly and severally guaranteed on a senior unsecured basis by certain of our U.S. subsidiaries.

Ranking and Subordination	The Exchange Notes will be our unsecured senior obligations and will rank:

• equally in right of payment with our outstanding 6 1/8% Senior Notes due 2013 and any of our and the guarantors’ future indebtedness;

• will be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness under our credit facilities; and

• will rank senior to all of our and the guarantors’ existing and future subordinated indebtedness.

In addition, the Exchange Notes will be effectively subordinated to the existing and future liabilities, including trade payables, of our non-guarantor subsidiaries. As of September 30, 2007, our non-guarantor subsidiaries had approximately $385.9 million of total liabilities (including trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 66% of our operating revenue during the six months ended September 30, 2007, and our non-guarantor subsidiaries held approximately 50% of our consolidated assets as of September 30, 2007.

Optional Redemption	We may redeem any of the Exchange Notes at any time on or after September 15, 2012, in whole or in part, in cash, at the redemption prices described in “Description of the Exchange Notes — Optional Redemption”, plus accrued and unpaid interest to the date of redemption.

At any time prior to September 15, 2010, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes issued under the indenture with the net proceeds of certain equity offerings at a redemption price equal to 107.5% of the principal amount of the Exchange Notes plus accrued and unpaid interest to the date of redemption. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes issued under the indenture (including the existing 7 1/2% senior notes) remains outstanding.

In addition, at any time prior to September 15, 2012, we may redeem all, but not less than all, of the Exchange Notes at a redemption price equal to the principal amount plus the Applicable Premium (as defined in “Description of the Exchange Notes — Optional Redemption”) and accrued and unpaid interest, if any, to the redemption date.

Change of Control	If we experience a Change of Control together with a Ratings Event (as defined under “Description of the Exchange Notes — Repurchase at the Option of Holders”), we will be required to make an offer to repurchase the outstanding Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

Certain Covenants	The terms of the Exchange Notes will restrict our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional indebtedness or issue preferred stock;

• pay dividends or make other distributions to our stockholders;

• purchase or redeem capital stock or subordinated indebtedness;

• make investments;

• create liens;

• incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

• sell assets;

• consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

• engage in transactions with affiliates.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes — Certain Covenants”. In addition, many of the covenants will terminate before the new notes mature if one or more of two specified ratings agencies assign the new notes investment grade ratings in the future and no event of default exists under the indenture. Any covenants that cease to apply to us as a result of achieving these ratings will not be restored, even if the credit rating assigned to the Exchange Notes later falls below these ratings. See “Description of the Exchange Notes — Certain Investment Grade Covenants”.

RISK FACTORS

An investment in the Notes involves significant risks. You should carefully consider all of the information contained in this prospectus. In particular, you should evaluate the specific risk factors set forth under the section entitled “Risk Factors”.

Summary Historical Financial Information

The following summary financial data as of and for each of the five years ended March 31, 2007 is derived from our audited consolidated financial statements. Our historical financial data as of and for each of the six months ended September 30, 2007 and 2006 are derived from our unaudited consolidated financial statements and, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of this information. Our consolidated financial statements for each of the three years ended March 31, 2007 appear elsewhere in this prospectus.

You should read the following information in conjunction with the other information contained in our consolidated financial statements, including the notes thereto, that are set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

	Six Months Ended September 30,				Fiscal Year Ended March 31,
	2007		2006		2007		2006		2005		2004		2003
	(In thousands, except ratios)

Statement of Operations Data:(1)
Total gross revenue(2)	$518,338		$445,271		$897,861		$768,940		$673,646		$617,001		$601,550
Direct cost(2)(3)	$326,600		$287,341		$681,191		$591,043		$518,139		$475,449		$467,776
Consolidated operating income(4)	$80,465		$61,921		$115,303		$73,795		$77,608		$88,725		$65,366
Earnings from unconsolidated affiliates, net	7,508		3,287		11,423		6,758		9,600		11,039		12,054
Interest income(5)	6,247		2,359		8,950		4,159		3,188		1,689		1,523
Interest expense	(9,456)		(6,107)		(10,940)		(14,689)		(15,665)		(16,829)		(14,904)
Loss on extinguishment of debt	—		—		—		—		—		(6,205)		—
Other income (expense), net(6)	786		(6,093)		(8,998)		4,612		(1,126)		(7,810)		(3,284)
Provision for income taxes(7)	(28,475)		(18,271)		(40,366)		(16,607)		(21,835)		(19,402)		(18,554)
Minority interest	(453)		(792)		(1,200)		(219)		(210)		(1,382)		(1,797)

Net income	$56,622		$36,304		$74,172		$57,809		$51,560		$49,825		$40,404

Balance Sheet Data:(1)
Total cash and cash equivalents	$276,439		$268,275		$184,188		$122,482		$146,440		$85,679		$56,800
Working capital	502,221		421,337		368,006		283,337		270,747		235,691		101,082
Total assets	1,899,243		1,469,142		1,505,803		1,176,413		1,149,576		1,046,828		906,031
Total debt	557,335		260,543		259,082		265,296		262,080		255,534		232,818
Stockholders’ investment	942,322		794,437		871,657		537,697		492,993		429,952		350,206
Statement of Cash Flows Data:(1)
Net cash provided by operating activities	$43,498		$48,699		$104,430		$39,265		$104,473		$83,331		$62,387
Net cash used in investing activities	(236,978)		(99,966)		(264,335)		(54,180)		(46,539)		(62,582)		(48,181)
Net cash provided by (used in) financing activities	283,262		195,259		215,682		(5,394)		2,763		3,539		(1,109)
Other Financial Data:
Adjusted EBITDA(8)	$118,234		$83,662		$170,470		$131,856		$140,009		$128,072		$108,556
Capital expenditures	221,095		108,556		304,776		154,262		90,023		67,855		55,031
Ratio of Adjusted EBITDA to Adjusted Interest Expense(8)(9)	8.0	x	10.3	x	10.5	x	8.1	x	8.6	x	7.4	x	7.6	x
Ratio of total debt to Adjusted EBITDA(8)(10)	2.7	x	1.7	x	1.5	x	2.0	x	1.9	x	2.0	x	2.1	x
Debt as a percentage of book capitalization(11)	37.0%		24.6%		22.8%		32.9%		34.5%		36.8%		38.8%
Ratio of earnings to fixed charges(12)	5.1	x	5.4	x	5.5	x	4.4	x	5.1	x	4.1	x	4.4	x
Helicopters in fleet	404		332		345		331		320		332		335
Average revenue per helicopter	$1,283		$1,341		$2,602		$2,323		$2,105		$1,858		$1,796

(1)	Amounts included Grasso, which was sold on November 2, 2007 and will be classified as discontinued operations starting with the fiscal quarter ending December 31, 2007. Grasso had revenue and operating income of $32.6 million and $2.0 million, respectively, for the six months ended September 30, 2007.

(2)	Gross revenue includes reimbursable revenue of $49.5 million, $48.4 million, $95.9 million, $80.2 million, $64.7 million, $58.9 million and $51.0 million for the six months ended September 30, 2007 and 2006 and for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively. Direct cost includes reimbursable expense of $47.0 million, $47.8 million, $94.7 million, $78.5 million, $63.3 million, $58.1 million and

$50.5 million for the six months ended September 30, 2007 and 2006 and for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively.

(3)	During the six months ended September 30, 2007, we reserved a $5.4 million accrual for sales tax contingency in Nigeria.

(4)	Includes professional fees in connection with the Internal Review and DOJ matter of $3.1 million, $5.0 million, $13.1 million and $2.2 million for the six months ended September 30, 2006 and for fiscal years 2007, 2006 and 2005, respectively. During the six months ended September 30, 2007, we reversed $1.0 million of previously accrued settlement costs due to the fact that we settled the investigation with the SEC and incurred $0.5 million in professional fees in connection with the DOJ matter.

(5)	Includes interest income earned on cash balances generated through our 5.50% mandatory convertible preferred stock offering in September and October 2006 and the Outstanding Notes.

(6)	Includes foreign currency transaction gains of $0.7 million for the six months ended September 30, 2007 and losses of $6.1 million, $9.8 million, $1.3 million, $7.9 million and $2.9 million for the six months ended September 30, 2006, fiscal years 2007, 2005, 2004 and 2003, respectively, and foreign currency transaction gains of $5.4 million for fiscal year 2006. Includes a gain of $2.5 million recognized upon the sale of our 50% interest in a Brazilian joint venture during fiscal year 2007 and an impairment charge of $1.0 million recorded during fiscal year 2006 to reduce the recorded value of this investment, as we expected at that time that our investment would not be recoverable. Includes the expense of previously deferred acquisition costs of $1.9 million in fiscal year 2007.

(7)	Includes $2.5 million in additional tax expense during fiscal year 2007 recorded as a result of the sale of the assets of Turbo Engines, Inc. in December 2006 (See “Management’s Discussion and Analysis of Financial Condition and Results of Operating — Business Unit Operating Results — Fiscal Year 2007 Compared to Fiscal Year 2006 — Helicopter Services — North America” set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, incorporated herein by reference.). Includes the impact of the reversal of reserves for tax contingencies of $0.9 million, $1.5 million, $3.4 million, $11.4 million, $3.7 million and $3.5 million in the six months ended September 30, 2007 and 2006 and fiscal years 2007, 2006, 2005 and 2004, respectively in connection with the expiration of the related statutes of limitations.

(8)	Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, loss on extinguishment of debt and non-cash compensation adjusted for non-cash components of net income (minority interest in earnings and equity in earnings from unconsolidated affiliates (over) under dividends received). Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. Accordingly, it should not be considered as a substitute for net income, operating income, net cash provided by operating activities or any other operating or liquidity measure prepared in accordance with GAAP. Additionally, our Adjusted EBITDA computation may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA and the ratios provide additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to use our available funds for other purposes.

The following table reconciles Adjusted EBITDA to net income for the periods presented:

	Six Months Ended September 30,		Fiscal Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(In thousands)

Net income	$56,622	$36,304	$74,172	$57,809	$51,560	$49,825	$40,404
Add:
Minority interest in earnings	453	792	1,200	219	210	1,382	1,797
Interest expense	9,456	6,107	10,940	14,689	15,665	16,829	14,904
Income tax	28,475	18,271	40,366	16,607	21,835	19,402	18,554
Depreciation and amortization	23,768	21,020	42,643	42,256	40,693	39,543	37,664
Loss on extinguishment of debt	—	—	—	—	—	6,205	—
Non-cash compensation	3,689	2,138	4,903	613	244	—	—
Less:
Equity in earnings from unconsolidated affiliates (over) under dividends received	(4,229)	(970)	(3,754)	(337)	9,802	(5,114)	(4,767)

Adjusted EBITDA	$118,234	$83,662	$170,470	$131,856	$140,009	$128,072	$108,556

The following table reconciles Adjusted EBITDA to net cash provided by operating activities for the periods presented:

	Six Months Ended September 30,		Fiscal Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(In thousands)

Adjusted EBITDA	$118,234	$83,662	$170,470	$131,856	$140,009	$128,072	$108,556
Cash items (deducted from) added to Adjusted EBITDA:
Current income tax	(14,636)	(8,627)	(20,383)	(15,191)	(19,995)	(7,059)	(23,083)
Interest expense	(9,456)	(6,107)	(10,940)	(14,689)	(15,665)	(16,829)	(14,904)
Losses (gains) on asset dispositions	170	(4,665)	(10,618)	(102)	(8,039)	(3,943)	(3,734)
Loss on extinguishment of debt	—	—	—	—	—	(6,205)	—
Increase (decrease) in cash from:
Accounts receivable	(29,400)	(3,172)	(1,428)	(34,718)	(8,612)	10,984	533
Inventories	(13,460)	(5,241)	(10,225)	(12,518)	(5,127)	(4,111)	(6,545)
Prepaid expenses and other	(5,676)	(3,798)	(6,634)	(5,925)	(724)	5,232	(3,541)
Accounts payable	4,635	(7,949)	(10,688)	15,944	6,889	(5,156)	1,621
Accrued liabilities	2,230	7,099	5,771	(35,397)	11,090	(3,192)	(12,735)
Other liabilities and deferred credits	(7,241)	(502)	(811)	9,933	(538)	795	(2,558)
Other non-cash items	(1,902)	(2,031)	(84)	72	5,185	(15,257)	18,777

Net cash provided by operating activities	$43,498	$48,699	$104,430	$39,265	$104,473	$83,331	$62,387

(9)	Adjusted Interest Expense means interest expense adjusted to add capitalized interest and deduct amortization of deferred loan costs. Adjusted Interest Expense is not a measure of financial performance or liquidity under GAAP, but is used as a component of the conditions to debt incurrence, restricted payments and certain other events under the indenture governing the notes. Accordingly, it should not be considered as a substitute for interest expense or any other operating or liquidity measure prepared in accordance with GAAP. The following table reconciles Adjusted Interest Expense to interest expense for the periods presented:

	Six Months Ended September 30,		Fiscal Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(In thousands)

Interest expense	$9,456	$6,107	$10,940	$14,689	$15,665	$16,829	$14,904
Capitalized interest	5,927	2,492	6,353	2,439	1,277	1,240	—
Amortization of deferred financing costs	(622)	(498)	(995)	(885)	(662)	(708)	(542)

Adjusted Interest Expense	$14,761	$8,101	$16,298	$16,243	$16,280	$17,361	$14,362

(10)	The Ratio of total debt to Adjusted EBITDA presented for the six months ended September 30, 2007 and 2006 is calculated based on Adjusted EBITDA for the twelve months ended September 30, 2007 and 2006. Adjusted EBITDA for the twelve months ended September 30, 2007 is calculated by adding the amounts for fiscal year 2007 and the six months ended September 30, 2007 and then deducting the amount for the six months ended September 30, 2006. Adjusted EBITDA for the twelve months ended September 30, 2006 is calculated by adding the amounts for fiscal year 2006 and the six months ended September 30, 2006 and then deducting Adjusted EBITDA for the six months ended September 30, 2005, which totaled $62.6 million.

(11)	Book capitalization includes total debt, minority interest and stockholders’ investment.

(12)	For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense deemed to be representative of interest.

RISK FACTORS

In considering whether to participate in the exchange offer, you should consider carefully all of the information that we have included or incorporated by reference into this prospectus. In particular, you should consider carefully the risk factors described below.

Risks Relating to the Exchange Offer

If you fail to exchange your Outstanding Notes, the existing transfer restrictions will remain in effect and the market value of your Outstanding Notes may be adversely affected because they may be more difficult to sell.

If you fail to exchange your Outstanding Notes for Exchange Notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the Outstanding Notes. In general, the Outstanding Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except in connection with this exchange offer or as required by the Exchange and Registration Rights Agreement, we do not intend to register resales of the Outstanding Notes.

The tender of Outstanding Notes under the exchange offer will reduce the principal amount of the Outstanding Notes outstanding. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any Outstanding Notes that you continue to hold following completion of the exchange offer.

Risks Relating to Our Customers and Contracts

The demand for our services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

We provide helicopter services to companies engaged in offshore oil and gas exploration, development and production activities. As a result, demand for our services, as well as our revenue and our profitability, are substantially dependent on the worldwide levels of activity in offshore oil and gas exploration, development and production. These activity levels are principally affected by trends in, and expectations regarding, oil and gas prices, as well as the capital expenditure budgets of oil and gas companies. We cannot predict future exploration, development and production activity or oil and gas price movements. Historically, the prices for oil and gas and activity levels have been volatile and are subject to factors beyond our control, such as:

•	the supply of and demand for oil and gas and market expectations for such supply and demand;

•	actions of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil producing countries to control prices or change production levels;

•	general economic conditions, both worldwide and in particular regions;

•	governmental regulation;

•	the price and availability of alternative fuels;

•	weather conditions, including the impact of hurricanes and other weather-related phenomena;

•	advances in exploration, development and production technology;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•	the worldwide political environment, including the war in Iraq, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the other geographic areas in which we operate (including, but not limited to, Nigeria), or further acts of terrorism in the U.S. or elsewhere.

The implementation by our customers of cost-saving measures could reduce the demand for our services.

Oil and gas companies are continually seeking to implement measures aimed at greater cost savings. As part of these measures, these companies are attempting to improve cost efficiencies with respect to helicopter transportation services. For example, these companies may reduce staffing levels on both old and new installations by using new technology to permit unmanned installations and may reduce the frequency of transportation of employees by increasing the length of shifts offshore. In addition, these companies could initiate their own helicopter or other alternative transportation methods. The continued implementation of these kinds of measures could reduce the demand for helicopter services and have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent upon the level of activity in North America and the North Sea.

For the six months ended September 30, 2007 and in fiscal years 2007, 2006, and 2005 approximately 54%, 53%, 53% and 51%, respectively, of our gross revenue was derived from helicopter services provided to customers operating in North America and the North Sea. The U.S. Gulf of Mexico and the North Sea are mature exploration and production regions that have experienced substantial seismic survey and exploration activity for many years. Hurricanes Katrina and Rita have resulted in, or may result in, the plugging and abandonment of many wells in the U.S. Gulf of Mexico. Because a large number of oil and gas prospects in these regions have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. In addition, the U.S. government’s exercise of authority under the Outer Continental Shelf Lands Act, as amended, to restrict the availability of offshore oil and gas leases could adversely impact exploration and production activity in the U.S. Gulf of Mexico. If activity in oil and gas exploration, development and production in either North America or the North Sea materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

Our industry is highly competitive and cyclical, with intense price competition.

Our industry has historically been cyclical and is affected by the volatility of oil and gas price levels. There have been periods of high demand for our services, followed by periods of low demand for our services. Changes in commodity prices can have a dramatic effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in our aircraft being idle for long periods of time.

We depend on a small number of large offshore energy industry customers for a significant portion of our revenues.

We derive a significant amount of our revenue from a small number of national oil companies and major and independent oil and gas companies. Our loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, a change in policy by national oil companies could adversely affect us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

Our contracts generally can be terminated or downsized by our customers without penalty.

Many of our fixed-term contracts contain provisions permitting early termination by the customer for any reason and generally without penalty, and with limited notice requirements. In addition, many of our contracts permit our customers to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our customer contracts or the terms of those contracts.

We may not be able to obtain customer contracts with acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

We are substantially expanding our fleet of helicopters. Many of our new helicopters may not be covered by customer contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a customer contract when they are placed into service, many of these contracts are for a short term, requiring us to seek renewals more frequently. Alternatively, we expect that some of our customers may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.

Risks Relating to Our Internal Review and Governmental Investigations

The SEC investigation, any related proceedings in other countries and the consequences of the activities identified in the Internal Review could result in civil or criminal proceedings, the imposition of fines and penalties, the commencement of third-party litigation, the incurrence of expenses, the loss of business and other adverse effects on our company.

In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our board of directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by such special outside counsel to cover operations in other countries and other issues (the “Internal Review”). As a result of the findings of the Internal Review (which was completed in late 2005), our quarter ended December 31, 2004 and prior financial statements were restated. We also provided the SEC with documentation resulting from the Internal Review which eventually resulted in a formal SEC investigation. In September 2007, we consented to the issuance of an administrative cease-and-desist order by the SEC, in final settlement of the SEC investigation. The SEC did not impose any fine or other monetary sanction upon the Company. Without admitting or denying the SEC’s findings, we consented to be ordered not to engage in future violations of certain provisions of the federal securities laws involving improper foreign payments, internal controls and books and records. For further information on the restatements, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted. We could still face legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. It is also possible that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In addition, we face legal actions relating to remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

As we continue to operate our compliance program, other situations involving foreign operations, similar to those matters disclosed to the SEC in February 2005 and described above, could arise that warrant further investigation and subsequent disclosures. As a result, new issues may be identified that may impact our financial statements and lead us to take other remedial actions or otherwise adversely impact us.

During fiscal years 2005, 2006 and 2007, and the six months ended September 30, 2006, we incurred approximately $2.2 million, $10.5 million, $3.1 million and $0.1 million, respectively, in legal and other professional costs in connection with the Internal Review. During the six months ended September 30, 2007, we reversed $1.0 million of previously accrued settlement costs due to the fact that we settled the investigation with the SEC.

Following the previously disclosed settlement with the SEC regarding improper payments made by foreign affiliates of the Company in Nigeria, outside counsel to the Company was contacted by the Department of Justice (“DOJ”) and was asked to provide certain information regarding our Audit Committee’s related Internal Review. We previously provided disclosure regarding the Internal Review in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005. In addition, we were requested to enter into an agreement with the DOJ that would toll the statute of limitations relating to these matters. We intend to be responsive to the DOJ’s requests. At this time, it is not possible to predict what the outcome of the DOJ’s investigation into these matters will be for the Company.

The disclosure and remediation of activities identified in the Internal Review could result in the loss of business relationships and adversely affect our business..

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted. In addition, applicable governmental authorities may preclude us from bidding on contracts to provide services in the countries where improper activities took place.

The DOJ investigation or any related proceedings in other countries could result in criminal proceedings and the imposition of fines and penalties, the commencement of third-party litigation, the incurrence of expenses, the loss of business and other adverse effects on our company.

In June 2005, one of our subsidiaries received a document subpoena from the DOJ. The subpoena related to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. The subpoena focused on activities during the period from January 1, 2000 to June 13, 2005. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena. We have had discussions with the DOJ and provided documents related to our operations in the U.S. as well as internationally. We intend to continue to provide additional information as required by the DOJ in connection with the investigation. There is no assurance that, after review of any information furnished by us or by third parties, the DOJ will not ultimately conclude that violations of U.S. antitrust laws have occurred. The period of time necessary to resolve the DOJ investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The outcome of the DOJ investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving us or our current or former officers, directors or employees, the imposition of fines and other penalties, remedies and/or sanctions, including potential disbarments, and referrals to other governmental agencies. In addition, in cases where anti-competitive conduct is found by the government, there is a greater likelihood for civil litigation to be brought by third parties seeking recovery. Any such civil litigation could have serious consequences for our company, including the costs of the litigation and potential orders to pay restitution or other damages or penalties, including potentially treble damages, to any parties that were determined to be injured as a result of any impermissible anti-competitive conduct. Any of these adverse consequences could have a material adverse effect on our business, financial condition and results of operations. The DOJ investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue.

In connection with this matter, we incurred $0.5 million, $1.9 million and $2.6 million in legal and other professional fees for the six months ended September 30, 2007 and in the fiscal years 2007 and 2006, respectively, and significant expenditures may continue to be incurred in the future.

Risks Relating to Our Business

Our future growth depends on the level of international oil and gas activity and our ability to operate outside of North America and the North Sea.

Our future growth will depend significantly on our ability to expand into international markets outside of North America and the North Sea. Expansion of our business depends on our ability to operate in these regions.

Expansion of our business outside of North America and the North Sea may be adversely affected by:

•	local regulations restricting foreign ownership of helicopter operators;

•	requirements to award contracts to local operators; and

•	the number and location of new drilling concessions granted by foreign sovereigns.

We cannot predict the restrictions or requirements that may be imposed in the countries in which we operate. If we are unable to continue to operate or retain contracts in operations outside of North America and the North Sea, our future business, financial condition and results of operations may be adversely affected, and our operations outside of North America and the North Sea may not grow.

In order to grow our business, we may require additional capital in the future, which may not be available to us.

Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to the holdings of existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to acquire additional aircraft, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. See discussion of our capital commitments in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements —” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

Our operations outside of North America and the North Sea are subject to additional risks.

During fiscal years 2007, 2006 and 2005, approximately 40%, 38% and 40%, respectively, of our gross revenue was attributable to helicopter services provided to oil and gas customers operating outside of North America and the North Sea. Operations in most of these areas are subject to various risks inherent in conducting business in international locations, including:

•	political, social and economic instability, including risks of war, general strikes and civil disturbances;

•	physical and economic retribution directed at U.S. companies and personnel;

•	governmental actions that restrict payments or the movement of funds or result in the deprivation of contract rights;

•	the taking of property without fair compensation; and

•	the lack of well-developed legal systems in some countries which could make it difficult for us to enforce our contractual rights.

For example, there has been continuing unrest in Nigeria, where we derived 15% of our gross revenues during the six months ended September 30, 2007 and 14% of our gross revenue in each of fiscal years 2007, 2006 and 2005. This unrest has adversely affected our results of operations in Nigeria in fiscal year 2007, and any future unrest in Nigeria or our other operating regions could adversely affect our business, financial condition and results of operations in those periods. We cannot predict whether any of these events will continue to occur in the future in Nigeria or occur in the future elsewhere.

Foreign exchange risks and controls may affect our financial position and results of operations.

Through our operations outside the U.S., we are exposed to currency fluctuations and exchange rate risks. The majority of both our revenue and expenses from our Europe business unit is denominated in British pounds sterling. Our foreign exchange rate risk is even greater when our revenue is denominated in a currency different from that associated with the corresponding expenses. In addition, some of our contracts provide for payment in currencies other than British pounds sterling or U.S. dollars. We attempt to minimize our exposure to foreign exchange rate risk by contracting the majority of our services, other than in our Europe business unit, in U.S. dollars. As a result, a strong U.S. dollar may increase the local cost of our services that are provided under U.S. dollar-denominated contracts, which may reduce the demand for our services in foreign countries. Generally, we do not enter into hedging transactions to protect against foreign exchange risks related to our gross revenue.

Because we maintain our financial statements in U.S. dollars, our financial results are vulnerable to fluctuations in the exchange rate between the U.S. dollar and foreign currencies, such as the British pound sterling. In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. The effect of foreign currency translation is reflected in a component of stockholders’ investment, while foreign currency transaction gains or losses and translation of currency amounts not deemed permanently reinvested are credited or charged to income and reflected in other income (expense). In the past three fiscal years, our stockholders’ investment has decreased by as much as $20.7 million and increased by as much as $27.1 million, as a result of translation adjustments. In addition, during this period our results of operations have included foreign currency gains or losses ranging from a loss of $9.8 million to a gain of $5.4 million. Changes in exchange rates could cause significant changes in our financial position and results of operations in the future.

We operate in countries with foreign exchange controls including Brazil, Egypt, India, Kazakhstan, Malaysia, Nigeria, Russia and Turkmenistan. These controls may limit our ability to repatriate funds from our international operations and unconsolidated affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations.

See further discussion of foreign exchange risks and controls under “Quantitative and Qualitative Disclosure About Market Risk” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

We operate in many international areas through entities that we do not control.

We conduct many of our international operations through entities in which we have a minority investment or through strategic alliances with foreign partners. For example, we have acquired interests in, and in some cases have lease and service agreements with, entities that operate aircraft in Egypt, Mexico, Norway, and the U.K. We provide engineering and administrative support to certain of these entities. We derive significant amounts of lease revenue, service revenue and dividend income from these entities. In fiscal years 2007, 2006 and 2005, we derived approximately $2.6 million, $2.7 million and $3.4 million, respectively, of dividend income from our unconsolidated affiliates. More significantly, in fiscal years 2007, 2006 and 2005, we received approximately $56.8 million, $56.2 million and $66.4 million, respectively, of revenues from the provision of aircraft and other services to unconsolidated affiliates, of which approximately $8.6 million, $8.0 million and $9.7 million, respectively, was derived from our former joint venture in a South American country (see discussion of the sale of our ownership interest in this joint venture in March 2007 under

“Business Operating Results — South and Central America” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference). Because we do not own a majority or maintain voting control of our unconsolidated affiliates, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and may cause such entities to take actions that are not in our best interest. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas, potentially resulting in a material adverse effect on our business and results of operations.

Labor problems could adversely affect us.

Approximately 300 pilots in our North America business unit and substantially all of our employees in the U.K., Nigeria and Australia are represented under collective bargaining or union agreements. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement. In addition, many of the employees of our affiliates are represented by collective bargaining agreements. Any disputes over the terms of these agreements or our potential inability to negotiate acceptable contracts with the unions that represent our employees under these agreements could result in strikes, work stoppages or other slowdowns by the affected workers.

We are currently involved in negotiations with unions representing our pilots and engineers in the U.K., and we currently expect that labor rates under our existing contracts could increase 4-5% starting in July 2007 through June 2008. We expect to be able to pass these costs on to our customers through annual contract escalation charges built into existing contracts or through rate increases as customer contracts come up for renewal.

We are also currently involved in the annual contract negotiations with the unions in Nigeria and anticipate that we will increase certain benefits for union personnel as a result of these negotiations.

If our unionized workers engage in a strike, work stoppage or other slowdown, or other employees elect to become unionized or existing labor agreements are renegotiated on, or future labor agreements contain, terms that are unfavorable to us, we could experience a disruption of our operations or higher ongoing labor costs which could adversely affect our business, financial condition and results of operations.

Our failure to attract and retain qualified personnel could have an adverse affect on us.

Our ability to attract and retain qualified pilots, mechanics and other highly-trained personnel is an important factor in determining our future success. For example, many of our customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and may become more competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such personnel. Some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of the U.S. or U.K. military reserves who have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it would reduce the supply of such workers and likely increase our labor costs. Additionally, our fleet expansion program will require us to retain additional pilots, mechanics and other flight-related personnel. Finally, as a result of the disclosure and remediation of activities identified in the Internal Review, we may have difficulty attracting and retaining qualified personnel, and we may incur increased expenses. Our failure to attract and retain qualified personnel could have a material adverse effect on our current business and our growth strategy.

Helicopter operations involve risks that may not be covered by our insurance or may increase our operating costs.

The operation of helicopters inherently involves a degree of risk. Hazards such as harsh weather and marine conditions, mechanical failures, crashes and collisions are inherent in our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations. Our aircraft have been involved in accidents in the past, some of which have included loss of life and property damage. We may experience similar accidents in the future.

We attempt to protect ourselves against these losses and damage by carrying insurance, including hull and liability, general liability, workers’ compensation, and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance against all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient to protect against all losses, that we will be able to maintain our existing coverage in the future or that the premiums will not increase substantially. In addition, future terrorist activity, risks of war, accidents or other events could increase our insurance premiums. The loss of our liability insurance coverage, inadequate coverage from our liability insurance or substantial increases in future premiums could have a material adverse effect on our business, financial condition and results of operations.

We are subject to government regulation that limits foreign ownership of aircraft companies.

We are subject to governmental regulation that limits foreign ownership of aircraft companies. In the U.S., our aircraft may be subject to deregistration under the Federal Aviation Act, and we may lose our ability to operate within the U.S. if persons other than citizens of the U.S. should come to own or control more than 25% of our voting interest, if the president of our company is not a U.S. citizen, if two-thirds or more of our directors are not U.S. citizens or if our company is not under the actual control of U.S. citizens. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. In the U.K., we are subject to regulation under English and European statutes and regulations and are required to hold an operating license issued by the CAA in order to operate in the U.K. To operate under this license, the company through which we conduct operations in the U.K., Bristow Helicopters Ltd., must be owned directly or through majority ownership by European Union nationals, and must at all times be effectively controlled by them. Bristow Helicopters Ltd. is a wholly owned subsidiary of Bristow Aviation. We own 49% of, and hold certain put/call rights over additional, shares of common stock of Bristow Aviation. If we were considered to have majority ownership of or control over Bristow Helicopters Ltd., either presently or in the future (including following the exercise of the put/call option), Bristow Helicopters Ltd. could lose its operating license, which would have a material adverse effect on our ability to operate in the U.K.

Changes in these statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas. Additionally, changes in local laws, regulations or administrative requirements or their interpretation in other international locations where we operate may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

We cannot assure you that there will be no changes in aviation laws, regulations or administrative requirements or the interpretations thereof, that could restrict or prohibit our ability to operate in certain regions. Any such restriction or prohibition on our ability to operate may have a material adverse effect on our business, financial condition and results of operations.

See further discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

Actions taken by agencies empowered to enforce governmental regulations could increase our costs and reduce our ability to operate successfully.

Our operations are regulated by governmental agencies in the various jurisdictions in which we operate. These agencies have jurisdiction over many aspects of our business, including personnel, aircraft and ground facilities. Statutes and regulations in these jurisdictions also subject us to various certification and reporting requirements and inspections regarding safety, training and general regulatory compliance. Other statutes and regulations in these jurisdictions regulate the offshore operations of our customers. The agencies empowered to enforce these statutes and regulations may suspend, curtail or modify our operations. A suspension or substantial curtailment of our operations for any prolonged period, and any substantial modification of our current operations, may have a material adverse effect on our business, financial condition and results of operations.

See further discussion in “Business — Government Regulation” and “Business — Environmental” set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, incorporated herein by reference.

We face substantial competition.

The helicopter business is highly competitive. Chartering of helicopters is usually done on the basis of competitive bidding among those providers having the necessary equipment, operational experience and resources. Factors that affect competition in our industry include price, reliability, safety, professional reputation, availability, equipment and quality of service.

In our North America business unit, we face competition from a number of providers, including one U.S. competitor with a comparable number of helicopters servicing the U.S. Gulf of Mexico. We have several significant competitors in the U.S. Gulf of Mexico, two significant competitors in the North Sea and one significant competitor in Nigeria.

Certain of our customers have the capability to perform their own helicopter operations should they elect to do so, which has a limiting effect on our rates. The loss of a significant number of our customers or termination of a significant number of our contracts could materially adversely affect our business, financial condition and results of operations.

As a result of significant competition, we must continue to provide safe and efficient service or we will lose market share, which could have a material adverse effect on our business, financial condition and results of operations. The loss of a significant number of our customers or termination of a significant number of our contracts could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to weather-related and seasonal fluctuations.

Generally, our operations can be impaired by harsh weather conditions. Poor visibility, high wind, heavy precipitation and sand storms can affect the operation of helicopters and result in a reduced number of flight hours. A significant portion of our operating revenue is dependent on actual flight hours, and a substantial portion of our direct cost is fixed. Thus, prolonged periods of harsh weather can have a material adverse effect on our business, financial condition and results of operations.

In the Gulf of Mexico, the months of December through March have more days of harsh weather conditions than the other months of the year. Heavy fog during those months often limits visibility. In addition, in the Gulf of Mexico, June through November is tropical storm and hurricane season. When a tropical storm or hurricane is about to enter or begins developing in the Gulf of Mexico, flight activity may increase because of evacuations of offshore workers. However, during a tropical storm or hurricane, we are unable to operate in the area of the storm. In addition, as a significant portion of our facilities are located along the coast of the U.S. Gulf of Mexico, tropical storms and hurricanes may cause substantial damage to our property in these locations, including helicopters. Additionally, we incur costs in evacuating our aircraft, personnel and equipment prior to tropical storms and hurricanes.

The fall and winter months have fewer hours of daylight, particularly in the North Sea and Alaska. While some of our aircraft are equipped to fly at night, we generally do not do so. In addition, drilling activity in the North Sea and Alaska is lower during the winter months than the rest of the year. Anticipation of harsh weather during this period causes many oil companies to limit activity during the winter months. Consequently, flight hours are generally lower during these periods, typically resulting in a reduction in operating revenue during those months. Accordingly, our reduced ability to operate in harsh weather conditions and darkness may have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations and liabilities may increase our costs and adversely affect us.

Our operations are subject to U.S. federal, state and local, and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining helicopters requires that we use, store and dispose of materials that are subject to environmental regulation. Environmental laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. We could be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Additionally, any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking action against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

For additional information see “Business — Environmental” and “Business — Legal Proceedings” set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, incorporated herein by reference.

Our dependence on a small number of helicopter manufacturers poses a significant risk to our business and prospects.

We contract with a small number of manufacturers for most of our aircraft expansion and replacement needs. If any of these manufacturers faced production delays due to, for example, natural disasters or labor strikes, we may experience a significant delay in the delivery of previously ordered aircraft, which would adversely affect our revenues and profitability and could jeopardize our ability to meet the demands of our customers. We have limited alternatives to find alternate sources of new aircraft.

A shortfall in availability of aircraft components and parts required for maintenance and repairs of our aircraft and supplier cost increases could adversely affect us.

In connection with the required routine maintenance and repairs performed on our aircraft in order for them to stay fully operational and available for use in our operations, we rely on a few key vendors for the supply and overhaul of certain key components fitted to our aircraft. Currently those vendors are working at or near full capacity supporting the aircraft production lines and the maintenance requirements of the aircraft operators who are also operating at near capacity in certain industries, including operators such as us who support the energy industry. These vendors are therefore experiencing backlogs in manufacturing schedules and some parts are in limited supply from time to time. Lead times for ordering certain critical components are extending into longer time periods, and this could have an adverse impact upon our ability to maintain and repair our aircraft. Our inability to perform timely maintenance and repairs can result in our aircraft being underutilized which could have an adverse impact on our operating results. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact our ability to maintain and repair our aircraft. While every effort is made to mitigate such impact, this may pose a risk to our operating results. Additionally, supplier cost increases for critical aircraft components and parts also pose a risk to our operating results. Cost increases are passed through to our customers through rate increases where possible, including as a component of contract escalation charges. However, as certain of our contracts are long-term in nature, cost increases may not be adjusted in our contract rates until the contracts are up for renewal.

Risks Relating to the Notes

The risks described in this “Risks Relating to the Notes” that apply to the Exchange Notes also apply to any Outstanding Notes not tendered by the Exchange Notes in the exchange offer.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under the Notes.

Following the completion of the offering of the Outstanding Notes, we had substantial debt and substantial debt service requirements. As of September 30, 2007, as adjusted to give effect to the November 13, 2007 7 1/2% notes offering, we had approximately $608.0 million of outstanding indebtedness.

Our level of indebtedness may have important consequences to our business and to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the Notes;

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes or to repurchase the Notes from you upon a change of control;

•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including our borrowings under our credit facilities;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

•	limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or our business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, including the Notes, or to obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on us.

There may be no public market for the Exchange Notes.

The Exchange Notes will be new securities for which currently there is no trading market. We do not intend to apply for the Exchange Notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The liquidity of any market for the Exchange Notes will depend on the number of holders of those Exchange Notes, the interest of securities dealers in making a market in those securities and other factors. Accordingly, we cannot assure you as to:

•	the liquidity of any such market that may develop;

•	your ability to sell your Exchange Notes; or

•	the price at which you would be able to sell your Exchange Notes.

If such a market were to exist, the Exchange Notes could trade at prices that may be lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. If an active market does not develop or is not maintained, the price and liquidity of the Exchange Notes may be adversely affected.

Despite our and our subsidiaries’ current levels of indebtedness, we may incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

We had $100 million of availability for borrowings under our existing credit facilities as of September 30, 2007, subject to our maintenance of covenants and other conditions. Although the agreements governing our credit facilities and the indentures governing our 6 1/8% senior notes due 2013 and the Outstanding Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness. In addition to amounts that we may borrow under our existing credit facilities, the indentures governing our 6 1/8% notes and the Outstanding Notes also allow us to borrow significant amounts of money from other sources. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in the relevant agreement. If we incur additional indebtedness, the related risks that we now face could intensify.

To service our indebtedness, including the Notes, we will continue to require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments of principal or interest with respect to our indebtedness, including the Notes, will depend on our ability to generate cash and on our financial results. Our ability to generate cash depends on the demand for our services, which is subject to levels of activity in offshore oil and gas exploration, development and production, general economic conditions, and financial, competitive, regulatory and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our operations will generate sufficient cash flow or that future borrowings will be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs.

We are dependent on our subsidiaries and our unconsolidated affiliates for our cash flow.

We are a holding company with no material assets other than cash, our equity interests in our subsidiaries, our interests in our unconsolidated affiliates and our indebtedness from those subsidiaries and affiliates. Our subsidiaries and our unconsolidated affiliates conduct substantially all of our operations and directly own substantially all of our assets. Therefore, our operating cash flow and ability to meet our debt obligations, including the Notes, will depend on the cash flow provided by our subsidiaries and our unconsolidated affiliates in the form of loans, dividends, aircraft leases, maintenance charges, reimbursable expenses or other payments to us as a shareholder, equity holder, service provider or lender. The ability of our subsidiaries and our unconsolidated affiliates to make such payments to us will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness. Our non-guarantor subsidiaries are not obligated to make funds available for payment of the Notes. Although the indenture will limit the ability of our guarantor subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, the limitations are subject to a number of significant qualifications and exceptions.

The Notes will continue to be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the Notes.

We derive substantially all of our revenue from our consolidated subsidiaries and our unconsolidated affiliates. While certain of our U.S. subsidiaries will guarantee the Notes, our non-U.S. subsidiaries, many of which are significant, will not guarantee the Notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the Notes. Accordingly, all obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the Notes. As of September 30, 2007, our non-guarantor subsidiaries had approximately $385.9 million of total liabilities (including trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 66% of our operating revenue during the six months ended September 30, 2007, and our non-guarantor subsidiaries held approximately 50% of our consolidated assets as of September 30, 2007. Under the indenture governing the Notes, our non-guarantor subsidiaries will be permitted to incur substantial amounts of additional indebtedness, which would be structurally senior to the Notes.

Similar to our non-guarantor subsidiaries, you will not have any claim as a creditor against our unconsolidated affiliates. We own less than 50% of the equity of our unconsolidated affiliates and some of our subsidiaries so that, in addition to the claims of creditors of those entities, the equity interests of our partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These unconsolidated affiliates and subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements, and as a result, we may not be able to access their cash flow to service our debt obligations, including the Notes.

The Notes and the guarantees will continue to be unsecured and effectively subordinated to our and our subsidiary guarantors’ secured indebtedness.

The Notes and the related subsidiary guarantees will not be secured by any of our assets. As of September 30, 2007, we and our subsidiary guarantors had no secured debt outstanding. In addition, the indentures governing our 6 1/8% notes and the Notes will permit the incurrence of additional debt, some of which may be secured debt. Holders of our secured debt will have claims that are effectively senior to your claims as holders of the Notes to the extent of the value of the assets securing the secured debt. The Notes will be effectively subordinated to all secured debt.

If we become insolvent or are liquidated, or if payment under any secured debt is accelerated, the lender thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, the lender will have priority over any claim for payment under the Notes or the guarantees to the extent of the assets that constitute their collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the Notes could be satisfied. Further, if any assets did remain after payment of these lenders, the remaining assets might be insufficient to satisfy the claims of the holders of the Notes and holders of other unsecured debt that is deemed the same class as the Notes, and potentially all other general creditors who would participate ratably with holders of the Notes.

Restrictive covenants in our debt agreements may restrict the manner in which we can operate our business.

Our existing credit facilities and the indentures governing our 6 1/8% notes and the Notes limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money or issue guarantees;

•	pay dividends, redeem capital stock or make other restricted payments;

•	incur liens to secure indebtedness;

•	make certain investments;

•	sell certain assets;

•	enter into transactions with our affiliates; or

•	merge with another person or sell substantially all of our assets.

If we fail to comply with these covenants, we would be in default under our existing credit facilities and the indentures governing our 6 1/8% notes and the Notes, and the principal and accrued interest on our 6 1/8% notes and the Notes and our other outstanding indebtedness may become due and payable. See “Description of Other Indebtedness” and “Description of the Exchange Notes — Certain Covenants”. In addition, our credit facilities contain, and our future indebtedness agreements may contain, additional affirmative and negative covenants, which are generally more restrictive than those contained in the indenture for the Notes.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Our existing credit facilities also require, and our future credit facilities may require, us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. The breach of any of these covenants could result in a default under our existing credit facilities. Upon the occurrence of an event of default under our existing or future credit facilities, the lenders could elect to declare all amounts outstanding under such credit facilities, including accrued interest or other obligations, to be immediately due and payable. There can be no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness, including the Notes.

The instruments governing certain of our indebtedness, including our existing credit facilities and the indentures governing our 6 1/8% notes and the Notes, contain cross-default provisions. Under these provisions, a default under one instrument governing our indebtedness may constitute a default under our other instruments of indebtedness that contain cross-default provisions.

A court could subordinate or void the obligations under our subsidiaries’ guarantees.

Under the U.S. federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the subsidiary guarantees, subordinate those obligations to other obligations of our subsidiary guarantors or require you to repay any payments made pursuant to the subsidiary guarantees, if:

(1) fair consideration or reasonably equivalent value was not received in exchange for the obligation; and

(2) at the time the obligation was incurred, the obligor:

•	was insolvent or rendered insolvent by reason of the obligation;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the saleable value of all of its assets at a fair valuation;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

•	it could not pay its debts as they become due.

Moreover, regardless of solvency, a court might void the guarantees, or subordinate the guarantees, if it determined that the transaction was made with intent to hinder, delay or defraud creditors.

Each subsidiary guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision, however, may not be effective to protect the subsidiary guarantees from attack under fraudulent transfer law.

The indenture requires that certain subsidiaries must guarantee the Notes in the future. These considerations will also apply to these future guarantees.

We may not have the ability to repurchase the Notes upon a change of control as required by the indenture.

Upon the occurrence of a Change of Control together with a Ratings Event (each as defined in “Description of the Exchange Notes”), we will be required to offer to purchase all of the outstanding Notes at

101% of their principal amount plus accrued and unpaid interest to the date of repurchase. Upon such a change of control, we may not have sufficient funds available to repurchase all of the Notes tendered pursuant to this requirement. A change of control is an event of default under our existing credit facilities and would prevent our use of the facilities to pay for the Notes tendered in the change of control offer. Further, the occurrence of a change of control would allow the lenders under our existing credit facilities to accelerate the maturity thereof. Our failure to repurchase the Notes would be a default under the indenture, which would, in turn, be a default under our existing credit facilities and, potentially, other debt. If any debt were to be accelerated, we may be unable to repay these amounts and make the required repurchase of the Notes. See “Description of the Exchange Notes — Repurchase at the Option of Holders”.

PRIVATE PLACEMENTS

On June 13, 2007 and November 13, 2007, we completed private offerings totaling $350 million principal amount of 7 1/2% Senior Notes due 2017 to the initial purchasers of the Outstanding Notes in transactions exempt from or not subject to registration under the Securities Act. The initial purchasers then offered and resold the Outstanding Notes to qualified institutional buyers and non-U.S. persons.

We received net proceeds of approximately $345.4 million from the private placements. We have used, and expect to continue using, the net proceeds to purchase additional aircraft and potentially acquire additional businesses.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes, we will receive in exchange a like principal amount of Outstanding Notes. The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in our capitalization.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial data as of and for each of the five years ended March 31, 2007 is derived from our audited consolidated financial statements. The selected financial data as of and for each of the six months ended September 30, 2007 and 2006 are derived from our unaudited consolidated financial statements and, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of this information.

	Six Months Ended
	September 30,				Fiscal Year Ended March 31
	2007		2006		2007		2006		2005		2004		2003
	(In thousands, except ratios)

Statement of Operations Data:(1)
Total gross revenue(2)	$518,338		$445,271		$897,861		$768,940		$673,646		$617,001		$601,550
Direct cost(2)(3)	$326,600		$287,341		$681,191		$591,043		$518,139		$475,449		$467,776
Consolidated operating income(4)	$80,465		$61,921		$115,303		$73,795		$77,608		$88,725		$65,366
Earnings from unconsolidated affiliates, net	7,508		3,287		11,423		6,758		9,600		11,039		12,054
Interest income(5)	6,247		2,359		8,950		4,159		3,188		1,689		1,523
Interest expense	(9,456)		(6,107)		(10,940)		(14,689)		(15,665)		(16,829)		(14,904)
Loss on extinguishment of debt	—		—		—		—		—		(6,205)		—
Other income (expense), net(6)	786		(6,093)		(8,998)		4,612		(1,126)		(7,810)		(3,284)
Provision for income taxes(7)	(28,475)		(18,271)		(40,366)		(16,607)		(21,835)		(19,402)		(18,554)
Minority interest	(453)		(792)		(1,200)		(219)		(210)		(1,382)		(1,797)

Net income	$56,622		$36,304		$74,172		$57,809		$51,560		$49,825		$40,404

Balance Sheet Data:(1)
Total cash and cash equivalents	$276,439		$268,275		$184,188		$122,482		$146,440		$85,679		$56,800
Working capital	502,221		421,337		368,006		283,337		270,747		235,691		101,082
Total assets	1,899,243		1,469,142		1,505,803		1,176,413		1,149,576		1,046,828		906,031
Total debt	557,335		260,543		259,082		265,296		262,080		255,534		232,818
Stockholders’ investment	942,322		794,437		871,657		537,697		492,993		429,952		350,206
Statement of Cash Flows Data:(1)
Net cash provided by operating activities	$43,498		$48,699		$104,430		$39,265		$104,473		$83,331		$62,387
Net cash used in investing activities	(236,978)		(99,966)		(264,335)		(54,180)		(46,539)		(62,582)		(48,181)
Net cash provided by (used in) financing activities	283,262		195,259		215,682		(5,394)		2,763		3,539		(1,109)
Other Financial Data:
Adjusted EBITDA(8)	$118,234		$83,662		$170,470		$131,856		$140,009		$128,072		$108,556
Capital expenditures	221,095		108,556		304,776		154,262		90,023		67,855		55,031
Ratio of Adjusted EBITDA to Adjusted Interest Expense(8)(9)	8.0	x	10.3	x	10.5	x	8.1	x	8.6	x	7.4	x	7.6	x
Ratio of total debt to Adjusted EBITDA(8)(10)	2.7	x	1.7	x	1.5	x	2.0	x	1.9	x	2.0	x	2.1	x
Debt as a percentage of book capitalization(11)	37.0%		24.6%		22.8%		32.9%		34.5%		36.8%		38.8%
Ratio of earnings to fixed charges(12)	5.1	x	5.4	x	5.5	x	4.4	x	5.1	x	4.1	x	4.4	x
Helicopters in fleet	404		332		345		331		320		332		335
Average revenue per helicopter	$1,283		$1,341		$2,602		$2,323		$2,105		$1,858		$1,796

(1)	Amounts included Grasso, which was sold on November 2, 2007 and will be classified as discontinued operations starting with the fiscal quarter ending December 31, 2007. Grasso had revenue and operating income of $32.6 million and $2.0 million, respectively, for the six months ended September 30, 2007.

(2)	Gross revenue includes reimbursable revenue of $49.5 million, $48.4 million, $95.9 million, $80.2 million, $64.7 million, $58.9 million and $51.0 million for the six months ended September 30, 2007 and 2006 and for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively. Direct cost includes reimbursable expense of $47.0 million, $47.8 million, $94.7 million, $78.5 million, $63.3 million, $58.1 million and $50.5 million for the six months ended September 30, 2007 and 2006 and for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively.

(3)	During the six months ended September 30, 2007, we reserve a $5.4 million accrual for sales tax contingencies in Nigeria.

(4)	Includes professional fees in connection with the Internal Review and DOJ matter of $3.1 million, $5.0 million, $13.1 million and $2.2 million for the six months ended September 30, 2006 and fiscal years 2007, 2006 and 2005, respectively. During the six months ended September 30, 2007, we reserved $1.0 million of previously accrued settlement costs due to the fact that we settled the investigation with the SEC and incurred $0.5 million in professional fees in connection with the DOJ matter.

(5)	Includes interest income earned on cash balances generated through our 5.50% mandatory convertible preferred stock offering in September and October 2006 and the Outstanding Notes.

(6)	Includes foreign currency transaction gains of $0.7 million for the six months ended September 30, 2007, and losses of $6.1 million, $9.8 million, $1.3 million, $7.9 million and $2.9 million for the six months ended September 30, 2006 and fiscal years 2007, 2005, 2004 and 2003, respectively, and foreign currency transaction gains of $5.4 million for fiscal year 2006. Includes a gain of $2.5 million recognized upon the sale of our 50% interest in a Brazilian joint venture during fiscal year 2007 and an impairment charge of $1.0 million recorded during fiscal year 2006 to reduce the recorded value of this investment, as we expected at that time that our investment would not be recoverable. Includes the expense of previously deferred acquisition costs of $1.9 million in fiscal year 2007.

(7)	Includes $2.5 million in additional tax expense during fiscal year 2007 recorded as a result of the sale of the assets of Turbo Engines, Inc. in December 2006 (See “Management’s Discussion and Analysis of Financial Condition and Results of Operating — Business Unit Operating Results — Fiscal Year 2007 Compared to Fiscal Year 2006 — Helicopter Services — North America” set forth in our Annual Report on Form 10-K for the fiscal year ended march 31, 2007, incorporated herein by reference). Includes the impact of the reversal of reserves for tax contingencies of $0.9 million, $1.5 million, $3.4 million, $11.4 million, $3.7 million and $3.5 million in the six months ended September 30, 2007 and 2006 and fiscal years 2007, 2006, 2005 and 2004, respectively in connection with the expiration of the related statutes of limitations.

(8)	Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, loss on extinguishment of debt and non-cash compensation adjusted for non-cash components of net income (minority interest in earnings and equity in earnings from unconsolidated affiliates (over) under dividends received). Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. Accordingly, it should not be considered as a substitute for net income, operating income, net cash provided by operating activities or any other operating or liquidity measure prepared in accordance with GAAP. Additionally, our Adjusted EBITDA computation may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA and the ratios provide additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to use our available funds for other purposes.

The following table reconciles Adjusted EBITDA to net income for the periods presented:

	Six Months Ended
	September 30,		Fiscal Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(In thousands)

Net income	$56,622	$36,304	$74,172	$57,809	$51,560	$49,825	$40,404
Add:
Minority interest in earnings	453	792	1,200	219	210	1,382	1,797
Interest expense	9,456	6,107	10,940	14,689	15,665	16,829	14,904
Income tax	28,475	18,271	40,366	16,607	21,835	19,402	18,554
Depreciation and amortization	23,768	21,020	42,643	42,256	40,693	39,543	37,664
Loss on extinguishment of debt	—	—	—	—	—	6,205	—
Non-cash compensation	3,689	2,138	4,903	613	244	—	—
Less:
Equity in earnings from unconsolidated affiliates (over) under dividends received	(4,229)	(970)	(3,754)	(337)	9,802	(5,114)	(4,767)

Adjusted EBITDA	$118,234	$83,662	$170,470	$131,856	$140,009	$128,072	$108,556

The following table reconciles Adjusted EBITDA to net cash provided by operating activities for the periods presented:

	Six Months Ended
	September 30,		Fiscal Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(In thousands)

Adjusted EBITDA	$118,234	$83,662	$170,470	$131,856	$140,009	$128,072	$108,556
Cash items (deducted from) added to Adjusted EBITDA:
Current income tax	(14,636)	(8,627)	(20,383)	(15,191)	(19,995)	(7,059)	(23,083)
Interest expense	(9,456)	(6,107)	(10,940)	(14,689)	(15,665)	(16,829)	(14,904)
Losses (gains) on asset dispositions	170	(4,665)	(10,618)	(102)	(8,039)	(3,943)	(3,734)
Loss on extinguishment of debt	—	—	—	—	—	(6,205)	—
Increase (decrease) in cash from:
Accounts receivable	(29,400)	(3,172)	(1,428)	(34,718)	(8,612)	10,984	533
Inventories	(13,460)	(5,241)	(10,225)	(12,518)	(5,127)	(4,111)	(6,545)
Prepaid expenses and other	(5,676)	(3,798)	(6,634)	(5,925)	(724)	5,232	(3,541)
Accounts payable	4,635	(7,949)	(10,688)	15,944	6,889	(5,156)	1,621
Accrued liabilities	2,230	7,099	5,771	(35,397)	11,090	(3,192)	(12,735)
Other liabilities and deferred credits	(7,241)	(502)	(811)	9,933	(538)	795	(2,558)
Other non-cash items	(1,902)	(2,031)	(84)	72	5,185	(15,257)	18,777

Net cash provided by operating activities	$43,498	$48,699	$104,430	$39,265	$104,473	$83,331	$62,387

(9)	Adjusted Interest Expense means interest expense adjusted to add capitalized interest and deduct amortization of deferred loan costs. Adjusted Interest Expense is not a measure of financial performance or liquidity under GAAP, but is used as a component of the conditions to debt incurrence, restricted payments and certain other events under the indenture governing the notes. Accordingly, it should not be considered as a substitute for interest expense or any other operating or liquidity measure prepared in accordance with GAAP. The following table reconciles Adjusted Interest Expense to interest expense for the periods presented:

	Six Months Ended
	September 30,		Fiscal Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(In thousands)

Interest expense	$9,456	$6,107	$10,940	$14,689	$15,665	$16,829	$14,904
Capitalized interest	5,927	2,492	6,353	2,439	1,277	1,240	—
Amortization of deferred financing costs	(622)	(498)	(995)	(885)	(662)	(708)	(542)

Adjusted Interest Expense	$14,761	$8,101	$16,298	$16,243	$16,280	$17,361	$14,362

(10)	The Ratio of total debt to Adjusted EBITDA presented for the six months ended September 30, 2007 and 2006 is calculated based on Adjusted EBITDA for the twelve months ended September 30, 2007 and 2006. Adjusted EBITDA for the twelve months ended September 30, 2007 is calculated by adding the amounts for fiscal year 2007 and the six months ended September 30, 2007 and then deducting the amount for the six months ended September 30, 2006. Adjusted EBITDA for the twelve months ended September 30, 2006 is calculated by adding the amounts for fiscal year 2006 and the six months ended September 30, 2006 and then deducting Adjusted EBITDA for the six months ended September 30, 2005, which totaled $62.6 million.

(11)	Book capitalization includes total debt, minority interest and stockholders’ investment.

(12)	For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense deemed to be representative of interest.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain of our other indebtedness. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the documents governing such indebtedness, some of which are filed as exhibits to our reports filed with the SEC. See “Where You Can Find More Information.”

6 1/8% Senior Notes due 2013

On June 20, 2003, we completed an offering of $230.0 million aggregate principal amount outstanding of the 6 1/8% notes. The 6 1/8% notes are unsecured and are guaranteed by certain of our U.S. subsidiaries. The indenture to the 6 1/8% notes restricts, among other things, our payment of cash dividends to stockholders; repurchase of our capital stock or subordinated indebtedness; incurrence of additional indebtedness or issuance of “disqualified stock” (as defined in the indenture); making of loans, guarantees or investments; creation of liens or security interests; sale of assets; merger or consolidation with another company, or sale of all or substantially all of our assets; and entrance into transactions with affiliates. In addition, holders of the 6 1/8% notes may require us to repurchase all or part of their notes following a “change of control” (as defined in the indenture) of our company. Certain of these restrictions will cease to apply following the 6 1/8% notes receiving an investment grade rating from Moody’s and Standard & Poor’s, so long as no event of default has occurred and is continuing. The 6 1/8% notes are redeemable at our option; however, any payment or re-

financing of these notes prior to June 2008 is subject to a make-whole premium and any payment or re-financing after June 2008 but prior to June 2011 is subject to a prepayment premium (approximately 103%, 102% and 101% in June 2008, 2009 and 2010, respectively). See Note 5 in the “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference.

Senior Secured Credit Facilities

In August 2006, we entered into syndicated senior secured credit facilities which consist of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility. The aggregate commitments under the revolving credit facility may be increased to $200 million at our option following our 6 1/8% notes receiving an investment grade credit rating from Moody’s or Standard & Poor’s (so long as the rating of the other rating agency of such notes is no lower than one level below investment grade). As of September 30, 2007, our Moody’s and Standard & Poor’s ratings were Ba2 and BB, respectively, which are two levels below the investment grade ratings of Baa3 and BBB-, respectively. In May 2007 and November 2007, we amended the Credit Facilities to increase the amount of permitted additional indebtedness to $325 million and $375 million, respectively. The revolving credit facility may be used for general corporate purposes, including working capital and acquisitions. The letter of credit facility is used to issue letters of credit supporting or securing performance of statutory obligations, surety or appeal bonds, bid or performance bonds and similar obligations.

Borrowings under the revolving credit facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.5% per annum. The applicable margin for borrowings range from 0.0% and 2.5% depending on whether the Base Rate or LIBOR is used, and is determined based on our credit rating. Fees owed on letters of credit issued under either the revolving credit facility or the letter of credit facility are equal to the margin for LIBOR borrowings. Based on our current ratings, the margins on Base Rate and LIBOR borrowings were 0.0% and 1.25%, respectively, as of September 30, 2007. There is also a commitment fee of 0.25% on undrawn borrowing capacity. Interest is payable at least quarterly, and the Credit Facilities mature in August 2011. Our obligations under the Credit Facilities are guaranteed by certain of our principal domestic subsidiaries and secured by the accounts receivable, inventory and equipment (excluding aircraft and their components) of Bristow Group Inc. and the guarantor subsidiaries, and the capital stock of certain of our principal foreign subsidiaries.

In addition, the Credit Facilities include covenants which are customary for these types of facilities, including certain financial covenants and restrictions on the ability of Bristow Group Inc. and its subsidiaries to enter into certain transactions, including those that could result in the incurrence of additional liens and indebtedness; the making of loans, guarantees or investments; sales of assets; payments of dividends or repurchases of our capital stock; and entering into transactions with affiliates.

In addition, the Credit Facilities contain various financial covenants, including, among others:

•	a covenant to maintain a leverage ratio not greater than 4.00:1.00;

•	a covenant to maintain an interest coverage ratio of not less than 3.00:1.00;

•	a covenant not to permit our consolidated net worth at any time to be less than an amount equal to the sum of (i) $485,216,000, plus (ii) as of the end of each fiscal quarter, 50% of our positive cumulative consolidated net income since March 31, 2006; plus (iii) 100% of the amount by which our total stockholders’ investment is increased as a result of any public or private offering of capital stock;

•	a covenant that during the time certain permitted investments exceed 5% of our consolidated net tangible assets, we will maintain a ratio of collateral asset value to senior secured debt of at least 1.20:1.00;

•	restrictions on conducting hedging transactions except in the ordinary course of business;

•	restrictions on amending our material agreements; and

•	restrictions on making changes to our accounting practices.

As of September 30, 2007, we had $3.8 million in letters of credit outstanding under the letter of credit facility and no borrowings or letters of credit outstanding under the revolving credit facility.

Term Loan

Two limited recourse term loans were created in connection with sale and lease transactions for two aircraft entered into with Heliair in fiscal year 1999. These limited recourse term loans were secured by both aircraft and our guarantee of the underlying lease obligations. In addition, we provided asset value guarantees totaling up to $3.8 million, payable at the expiration of the leases depending on the value received for the aircraft at the time of disposition. As a result of these guarantees and the terms of the underlying leases, for financial statement purposes, the aircraft and associated term loans were reflected on our consolidated balance sheet. In May 2007, BriLog Leasing Ltd., a subsidiary of ours, completed a new $18.7 million term loan financing, the proceeds of which were used to purchase the two aircraft from Heliair in May and July 2007. Heliair used the sale proceeds to repay the limited recourse term loans concurrently. This financing and aircraft purchase did not involve the transfer of cash. See Note 3 in the “Notes to Consolidated Financial Statements” included in our Annual Report Form 10-K for the fiscal year ended March 31, 2007 and Note 5 in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference, for a discussion of our relationship with Heliair.

The new term loan is repayable by BriLog in quarterly installments with the first payment of $0.3 million having been made in June 2007, which will be followed by thirty-two consecutive quarterly principal payments of $0.6 million, the first of which was paid in September 2007. Interest is payable on the new term loan at LIBOR plus a margin of 1.25% (about 6.48% as of September 30, 2007). The new term loan is secured by the two aircraft and we have provided a parent guarantee of the loan.

Sakhalin Debt

On July 16, 2004, we assumed various existing debt liabilities that were outstanding and secured against assets purchased as part of our acquisition of a business in Sakhalin, Russia. See Note 2 in the “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated herein by reference for further discussion of our acquisition. Two promissory notes totaling $1.0 million as of September 30, 2007 are being repaid over five years at an interest rate of 8.5% and are scheduled to be fully paid in 2009 and 2010. The other liabilities assumed include a finance lease on an aircraft totaling $2.4 million as of September 30, 2007, with an interest rate of 8.5% and expiring in fiscal year 2009 with a final termination payment of $2.0 million.

RLR Note

RLR financed 90% of the purchase price of six aircraft acquired in July 2003 through a five-year term loan of $31.8 million with a bank requiring monthly principal and interest payments of $0.3 million and a balloon payment of $18.3 million due July 11, 2008 (the “RLR Note”). The RLR Note is secured by the six aircraft. The company and other shareholder have guaranteed 49% and 51%, respectively, of the RLR Note outstanding as of the most recent July anniversary date. As of September 30, 2007, the company and other shareholder had guaranteed $10.3 million and $10.7 million, respectively. In addition, we have given the bank a put option, which the bank may exercise if the aircraft are not returned to the U.S. within 30 days of a default on the RLR Note. Any such exercise would require us to purchase the RLR Note from the bank. We simultaneously entered into a similar agreement with the other RLR shareholder, which requires that, in event of exercise by the bank of its put option to us, the other shareholder will be required to purchase 51% of the RLR Note from us. As of September 30, 2007, a liability of $0.7 million representing the fair value of this guarantee was reflected in our balance sheet in other liabilities and deferred credits.

U.K. Facilities

As of September 30, 2007, Bristow Aviation had a £6.0 million ($12.2 million) facility for bank guarantees, of which £0.1 million ($0.2 million) was outstanding, and a £1.0 million ($2.0 million) net overdraft facility, under which no borrowings were outstanding. Both facilities are with a U.K. bank. The letter of credit facility is provided on an uncommitted basis, and outstanding letters of credit bear fees at a rate of 0.7% per annum. Borrowings under the net overdraft facility are payable upon demand and bear interest at the bank’s base rate plus a spread that can vary between 1% and 3% per annum depending on the net overdraft amount. The net overdraft facility will be reviewed by the bank annually on August 31 and is cancelable at any time upon notification from the bank. The facilities are guaranteed by certain of Bristow Aviation’s subsidiaries and secured by a negative pledge of Bristow Aviation’s assets.

THE EXCHANGE OFFER

Participation in the exchange offer is voluntary, and we urge you to consider carefully whether to accept. Please consult your financial and tax advisors in making your own decision on what action to take.

We are offering to issue new registered 7 1/2% Senior Notes due 2017 in exchange for a like principal amount of our outstanding 7 1/2% Senior Notes due 2017. We refer to our offer to exchange the Outstanding Notes for Exchange Notes as the “exchange offer.” We may extend, delay or terminate the exchange offer. Holders of Outstanding Notes who wish to exchange their notes will need to complete the exchange offer documentation related to the exchange.

Purpose and Effect of the Exchange Offer

We sold the Outstanding Notes in transactions that were exempt from or not subject to the registration requirements under the Securities Act. Accordingly, the Outstanding Notes are subject to transfer restrictions. In general, you may not offer or sell the Outstanding Notes unless either they are registered under the Securities Act or the offer or sale is exempt from or not subject to registration under the Securities Act and applicable state securities laws.

In connection with the sale of the Outstanding Notes, we entered into a Registration Rights Agreement with the initial purchasers of the Outstanding Notes. In that agreement, we agreed to file a registration statement relating to an offer to exchange the Outstanding Notes for Exchange Notes within 360 days after the issue date of the Outstanding Notes and to use our reasonable best efforts to have that registration statement declared effective by the SEC within 360 days after the issue date of the Outstanding Notes. We also agreed to keep the exchange offer open for at least 20 days after the date of notice thereof is mailed to the holder. We are offering the Exchange Notes under this prospectus in an exchange offer for the Outstanding Notes to satisfy our obligations under the Registration Rights Agreement.

If,

•	on or prior to the time the exchange offer is completed, existing SEC interpretations are changed such that the Exchange Notes generally would not be freely transferable without restriction under the Securities Act;

•	the exchange offer has not been completed within 390 days following the date the Outstanding Notes were first issued;

•	any initial purchaser of the Outstanding Notes so requests with respect to such Outstanding Notes (or Additional Notes) not eligible to be exchanged for Exchange Notes in the exchange offer; or

•	any holder (other than a broker-dealer) electing to exchange the Outstanding Notes acquired for its own account as a result of market making activities or other trading activities for Exchange Notes,

we will, pursuant to the terms of the Registration Rights Agreement, use our reasonable best efforts to file with the SEC a shelf registration statement to cover resales of the Outstanding Notes.

Resale of Exchange Notes

Based on interpretations of the SEC staff in “no action letters” issued to third parties, we believe that each Exchange Note issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquire such Exchange Notes in the ordinary course of your business; and

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in, a distribution of Exchange Notes.

The SEC has not, however, considered the legality of our exchange offer in the context of a “no action letter,” and there can be no assurance that the staff of the SEC would make a similar determination with respect to our exchange offer as it has in other circumstances.

If you tender your Outstanding Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes, you:

•	cannot rely on these interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes.

Unless an exemption from registration is otherwise available, the resale by any holder intending to distribute Exchange Notes should be covered by an effective registration statement under the Securities Act containing the selling holder’s information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of Exchange Notes only as specifically described in this prospectus. We have agreed to make the prospectus available in connection with resales of the Exchange Notes for up to 180 days from the completion of the exchange offer. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. With respect to broker-dealers, only those that acquired the Outstanding Notes for their own account as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Exchange Notes in exchange for Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. Please read “Plan of Distribution” for more details regarding the transfer of Exchange Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any Outstanding Notes properly tendered and not withdrawn prior to the expiration date of the exchange offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes surrendered under the exchange offer.

Outstanding Notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered for exchange.

As of the date of this prospectus, $350.0 million principal amount of Outstanding Notes is outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the Registration Rights Agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the

rules and regulations of the SEC. Outstanding Notes that are not tendered for exchange in the exchange offer will:

•	remain outstanding;

•	continue to accrue interest; and

•	be entitled to the rights and benefits that holders have under the indenture and, if applicable, the Registration Rights Agreement.

However, these Outstanding Notes will not be freely tradable. Other than in connection with the exchange offer and as specified in the Registration Rights Agreement, we are not obligated to, nor do we currently anticipate that we will, register the Outstanding Notes under the Securities Act. See “— Consequences of Failure to Exchange” below.

By signing or agreeing to be bound by the letter of transmittal, you acknowledge that, upon request, you will execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of the Outstanding Notes tendered by you, including the transfer of such Outstanding Notes on the account books maintained by DTC.

We will be deemed to have accepted for exchange properly tendered Outstanding Notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the Registration Rights Agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us.

If you tender Outstanding Notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section “— Fees and Expenses” for more details about fees and expenses incurred in the exchange offer.

We will return any Outstanding Notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on          ,          , unless sooner terminated or, in our sole discretion, we extend it.

Extensions; Delay in Acceptance; Termination or Amendment

We reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. During any extensions, all Outstanding Notes you have previously tendered and not withdrawn will remain subject to the exchange offer, and we may accept them for exchange. We do not currently intend to extend the expiration date.

To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion to:

•	delay accepting for exchange any Outstanding Notes;

•	extend the exchange offer; or

•	terminate the exchange offer.

We will give oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the Registration Rights Agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of the Outstanding Notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement. We will distribute the supplement to the registered holders of the Outstanding Notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of Outstanding Notes, would violate applicable law or any applicable interpretation of the staff of the SEC or would be impaired by any action or proceeding that has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer:

•	we will not be required to accept for exchange, or exchange any Exchange Notes for, any Outstanding Notes; and

•	we may terminate the exchange offer before accepting any Outstanding Notes for exchange.

In addition, we will not be obligated to accept for exchange the Outstanding Notes of any holder that has not made to us:

•	the representations described below under “— Procedures for Tendering” and in the letter of transmittal; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registering the Exchange Notes under the Securities Act.

We reserve the right to amend or terminate the exchange offer, and to reject for exchange any Outstanding Notes not previously accepted for exchange in the exchange offer, upon the occurrence of any of the conditions to that exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of Outstanding Notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. Our failure at any time to exercise any of these rights will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any Outstanding Notes tendered, and will not issue Exchange Notes in exchange for any such Outstanding Notes, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a registered holder of Outstanding Notes may tender its Outstanding Notes in the exchange offer. If you are a beneficial owner of Outstanding Notes and wish to have the registered owner tender on your behalf, please see “— How to Tender if You Are a Beneficial Owner” below. To tender in the exchange offer, a holder must either comply with the procedures for manual tender or comply with the automated tender offer program procedures of DTC described below under “— Tendering Through DTC’s Automated Tender Offer Program.”

To complete a manual tender, a holder must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

•	mail or deliver the letter of transmittal or facsimile of the letter of transmittal to the exchange agent prior to the expiration date; and

•	deliver, and the exchange agent must receive, before the expiration date:

•	the Outstanding Notes along with the letter of transmittal, or

•	a timely confirmation of book-entry transfer of the Outstanding Notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below under “— Book Entry Transfer.”

If you wish to tender your Outstanding Notes and cannot comply with the requirement to deliver the letter of transmittal and your Outstanding Notes (including by book-entry transfer) or use the automated tender offer program of DTC described below before the expiration date, you must tender your Outstanding Notes according to the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under “Prospectus Summary — The Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date and our acceptance of that tender will constitute a legally binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of Outstanding Notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or courier service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or Outstanding Notes to us. You may request your broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Outstanding Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of Outstanding Notes by causing DTC to transfer such Outstanding Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. If you are unable to deliver confirmation of the book-entry tender of your Outstanding Notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, you must tender your Outstanding Notes according to the guaranteed delivery procedures described below.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender its Outstanding Notes. Accordingly, participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Outstanding Notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

An “agent’s message” is a message transmitted by DTC to and received by the exchange agent and forming part of the book-entry confirmation, stating that:

•	DTC has received an express acknowledgment from a participant in DTC’s automated tender offer program that is tendering Outstanding Notes that are the subject of such book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce the agreement against the participant.

How to Tender if You Are a Beneficial Owner

If you beneficially own Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either:

•	make appropriate arrangements to register ownership of the Outstanding Notes in your name; or

•	obtain a properly completed bond power from the registered holder of your Outstanding Notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal described below under “— Withdrawal of Tenders” guaranteed by an “eligible institution” unless the Outstanding Notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and the Exchange Notes are being issued directly to the registered holder of the Outstanding Notes tendered in the exchange offer for those Exchange Notes; or

•	for the account of an “eligible institution.”

An “eligible institution” is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, in each case that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

When Endorsements or Bond Powers Are Needed

If a person other than the registered holder of any Outstanding Notes signs the letter of transmittal, the Outstanding Notes must be endorsed properly or accompanied by a properly completed bond power. The registered holder must sign the bond power as the registered holder’s name appears on the Outstanding Notes. An eligible institution must guarantee that signature.

If the letter of transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, they also must submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Determinations Under the Exchange Offer

We will determine, in our sole discretion, all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes. Our determinations will be final and binding. We reserve the absolute right to reject any Outstanding Notes not properly tendered or any Outstanding Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of the exchange offer as to particular Outstanding Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within the time we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes, nor will we or those persons incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue Exchange Notes

In all cases, we will issue Exchange Notes for Outstanding Notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

•	Outstanding Notes or book-entry confirmation of such Outstanding Notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered Outstanding Notes for exchange for any reason described in the terms and conditions of the exchange offer or if Outstanding Notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged Outstanding Notes without expense to their tendering holder. In the case of Outstanding Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such non-exchanged Outstanding Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any Exchange Notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the Outstanding Notes or the Exchange Notes within the meaning of the Securities Act;

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the Exchange Notes;

•	if you are a broker-dealer, you will receive Exchange Notes in exchange for Outstanding Notes that you acquired for your own account as a result of market-making activities or other trading activities, and you will deliver a prospectus in connection with any resale of such Exchange Notes. It is understood that you are not admitting that you are an “underwriter” within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus;

•	if you are a broker-dealer, you did not purchase the Outstanding Notes to be exchanged for the Exchange Notes from us; and

•	you are not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

If you tender in the exchange offer for the purpose of participating in a distribution of the Exchange Notes:

•	you cannot rely on the applicable interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Guaranteed Delivery Procedures

If you wish to tender your Outstanding Notes but they are not immediately available or if you cannot deliver your Outstanding Notes (including by book-entry transfer), the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•	the tender is made by or through an eligible institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail, courier or overnight delivery or a properly transmitted agent’s message relating to a notice of guaranteed delivery;

•	stating your name and address, the registration number or numbers of your Outstanding Notes and the principal amount of Outstanding Notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date of the exchange offer, the letter of transmittal or facsimile thereof or agent’s message in lieu thereof, together with the Outstanding Notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile or agent’s message, as well as all tendered Outstanding Notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, the exchange agent will send a notice of guaranteed delivery to you if you wish to tender your Outstanding Notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date unless we have previously accepted your Outstanding Notes for exchange. For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under “Prospectus Summary — The Exchange Agent”; or

•	the withdrawing holder must comply with the appropriate procedures of DTC’s automated tender offer program.

Any notice of withdrawal must:

•	specify the name of the person who tendered the Outstanding Notes to be withdrawn;

•	identify the Outstanding Notes to be withdrawn, including the registration number or numbers and the principal amount of such Outstanding Notes;

•	be signed by the person who tendered the Outstanding Notes in the same manner as the original signature on the letter of transmittal used to deposit those Outstanding Notes, or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer into the name of the person withdrawing the tender; and

•	specify the name in which such Outstanding Notes are to be registered, if different from that of the person who tendered the Outstanding Notes.

If Outstanding Notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination will be final and binding on all parties. We will deem any Outstanding Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Outstanding Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of Outstanding Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Outstanding Notes will be credited to an account maintained with DTC for the Outstanding Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Outstanding Notes by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to 5:00 p.m. New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, email, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Outstanding Notes and in handling or forwarding tenders for exchange.

We will pay the cash expenses to be incurred in connection with the exchange offer including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Outstanding Notes in the exchange offer. The tendering holder will, however, be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing Exchange Notes or Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Outstanding Notes tendered;

•	tendered Outstanding Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a tendering holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder. The exchange agent will retain possession of Exchange Notes with a face amount at least equal to the amount of the transfer taxes due until it receives payment of the taxes.

Consequences of Failure to Exchange

If you do not tender your Outstanding Notes for Exchange Notes in the exchange offer, or if you tender your Outstanding Notes but subsequently withdraw them, your Outstanding Notes will remain outstanding and continue to accrue interest, but will not retain any exchange or registration rights under the Registration Rights Agreement (except in limited circumstances involving the initial purchasers of the Outstanding Notes and certain persons to whom the exchange offer is not available) or accrue additional interest under that agreement. In addition, your notes will remain subject to the existing restrictions on transfer. In general, you may not offer or sell the Outstanding Notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the Registration Rights Agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act.

The tender of Outstanding Notes in the exchange offer will reduce the principal amount of the Outstanding Notes outstanding. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any Outstanding Notes that you continue to hold following completion of the exchange offer.

Accounting Treatment

We will not recognize a gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize our expenses of the exchange offer over the term of Exchange Notes in accordance with U.S. generally accepted accounting principles.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take. In the future, we may seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any Outstanding Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Outstanding Notes, except as required by the Registration Rights Agreement.

DESCRIPTION OF THE EXCHANGE NOTES

The Outstanding Notes were, and the Exchange Notes will be, issued under the indenture dated as of June 13, 2007 (the “Indenture”), among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Exchange Notes will be subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement thereof. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”), subject to compliance with the covenant described below under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the holders of such Notes.

We are filing a registration statement to enable holders of Outstanding Notes to exchange their Notes for publicly registered Notes having substantially identical terms, except for provisions relating to transfer restrictions and additional interest. The Outstanding Notes, and the Exchange Notes issued in the exchange offer, will constitute a single series of securities under the Indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture. We are required under specified circumstances to file a shelf registration statement to cover resales of the Outstanding Notes. If we fail to satisfy specified obligations under the Registration Rights Agreement, we may be required to pay additional interest (“Additional Interest”) to holders of the Outstanding Notes.

The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the Exchange Notes. Copies of the Indenture and the Registration Rights Agreement are available as set forth below under “— Additional Information”. As used in this “Description of the Exchange Notes”, the “Company” means Bristow Group Inc., but not any of its subsidiaries. The definitions of certain terms used in the following summary are set forth below under “— Registration Rights; Additional Interest” and “— Certain Definitions”. Certain defined terms used but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes and the Subsidiary Guarantees

General

The Notes:

•	are general unsecured, senior obligations;

•	were issued in an aggregate principal amount of $350 million, subject to our ability to issue Additional Notes;

•	mature on September 15, 2017;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 thereafter;

•	are represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form;

•	rank equally in right of payment to any other senior Indebtedness of the Company;

•	rank effectively junior in right of payment to any secured Indebtedness of the Company;

•	rank senior in right of payment to any subordinated Indebtedness of the Company; and

•	are unconditionally guaranteed on a senior basis by all of the Company’s material domestic Restricted Subsidiaries.

The Subsidiary Guarantees:

•	are general unsecured, senior obligations of the Guarantors;

•	rank equally in right of payment to any other senior Indebtedness of the Guarantors;

•	rank effectively junior in right of payment to any secured Indebtedness of the Guarantors; and

•	rank senior in right of payment to any future subordinated Indebtedness of the Guarantors.

Not all of our Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Guarantors generated approximately 34% and 37% of our operating revenue in the six months ended September 30, 2007 and fiscal year 2007, respectively, approximately 47% and 48% of operating income in the six months ended September 30, 2007 and fiscal year 2007, respectively, and held approximately 50% of our consolidated assets as of September 30, 2007. As of September 30, 2007, on an as adjusted basis after giving effect to the offering on November 13, 2007 of $50 million of Notes and our use of proceeds therefrom, the Notes and the Subsidiary Guarantees would have ranked effectively junior in right of payment to $385.9 million of Indebtedness and other liabilities, including trade payables, of our non-guarantor Subsidiaries.

As of the Initial Issuance Date, all of the Company’s Subsidiaries were Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, and Additional Interest, if any, on the Notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered address as it appears in the Registrar’s books. We have initially designated the corporate trust office or agency of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and Additional Interest, if any, on, each Note in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes, and all references to “holders” in this “Description of Notes” are to registered holders unless otherwise indicated.

Principal, Maturity and Interest

The Company issued the Initial Notes with a maximum aggregate principal amount of $350.0 million, which includes Additional Notes with an aggregate principal of $50.0 million. The Company may issue

Additional Notes from time to time. Any offering of Additional Notes is subject to the covenant described below under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”. The Initial Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Exchange Notes in denominations of $2,000 and integral multiples of $1,000. The Notes mature on September 15, 2017.

Interest on the Exchange Notes will accrue from September 15, 2007 at the rate of 7 1/2% per annum and will be payable semiannually in arrears on March 15 and September 15, with the first payment on March 15, 2008. The Company will make each interest payment to the holders of record on the immediately preceding March 1 and September 1.

Interest on the Exchange Notes will accrue from the date of original issuance of the Outstanding Notes or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We also will pay Additional Interest to holders of the Notes if we fail to complete the Exchange Offer described in the Registration Rights Agreement within the time periods specified in the Registration Rights Agreement or if certain other conditions contained in the Registration Rights Agreement are not satisfied. See “— Registration Rights; Additional Interest.”

Methods of Receiving Payments on the Notes

If a holder of at least $1.0 million principal amount of Notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the corporate trust office or agency of the Trustee within the City and State of New York unless the Company elects to make interest payments by check mailed at their address set forth in the register of holders.

Subsidiary Guarantees

The Company’s payment obligations under the Notes are jointly and severally guaranteed (the “Subsidiary Guarantees”) by all of the Company’s present material domestic and certain future Subsidiaries (the “Guarantors”). Initially, the Guarantors will be the same Persons who currently guarantee the Company’s 7 1/2% Senior Notes due 2017, and neither Bristow Aviation nor its Subsidiaries will be Guarantors. In the circumstances described under “— Certain Covenants — Additional Subsidiary Guarantees”, the Indenture requires certain of the Company’s Subsidiaries to execute supplements to the Indenture providing for Subsidiary Guarantees. The obligations of each Guarantor under its Subsidiary Guarantee will be a general unsecured obligation of such Guarantor, ranking equal in right of payment with all other senior indebtedness of such Guarantor and senior in right of payment to any subordinated indebtedness of such Guarantor.

No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), whether or not affiliated with such Guarantor, unless

(1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall execute a supplement to the Indenture providing for a Guarantee and deliver an Opinion of Counsel in accordance with the terms of the Indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3) no Default or Event of Default shall have occurred and be continuing.

In the event of a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Guarantor owned by the Company or its Subsidiaries, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee; provided, however, that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See “— Certain Covenants — Limitation on Asset Sales”. Upon Legal Defeasance or Covenant Defeasance, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. In addition, in the event the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

Optional Redemption

On and after September 15, 2012 the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the applicable redemption date, if redeemed during the 12 month period beginning on September 15 of the years indicated below:

Year	Percentage

2012	103.750%
2013	102.500%
2014	101.250%
2015 and thereafter	100.000%

On or prior to September 15, 2010, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes) issued at a redemption price of 107.5% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings, provided that:

(1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) issued remains outstanding immediately after the occurrence of each such redemption; and

(2) each such redemption occurs within 180 days of the date of the closing of each such Qualified Equity Offering.

Prior to September 15, 2012, the Company may at its option redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the redemption date.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (a) 1.0% of the principal amount of such Note and (b) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on September 15, 2012 (such redemption price being described in the first paragraph of this “— Optional Redemption” section exclusive of any accrued and unpaid interest and Additional Interest, if any) plus (2) all required remaining scheduled interest payments due on such Note through September 15, 2012 (but excluding accrued and unpaid interest and Additional Interest, if any, to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after September 15, 2012, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third “Business Day” (defined as each day that is not a Saturday, Sunday or other day on which banking institutions in Houston, Texas or New York, New York are authorized or required by law, regulations or executive order to be closed) immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to September 15, 2012, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to September 15, 2012.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (b) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Goldman, Sachs & Co. and its successors and assigns, and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

If the optional redemption date is on or after an interest payment record date and on or before the related interest payment date, the accrued and unpaid interest and Additional Interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no Additional Interest will be payable to holders whose Notes will be subject to redemption by the Company.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

Except as set forth below under “— Repurchase at the Option of Holders”, or “— Certain Covenants — Limitation on Asset Sales”, the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes or to repurchase the Notes at the option of the holders.

Repurchase at the Option of Holders

If a Change of Control Trigger Event occurs, the Company will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each holder’s Notes at an offer price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the date of repurchase (the “Change of Control Payment”).

Within 30 days following a Change of Control Trigger Event, the Company will mail a notice to each holder of Notes and the Trustee describing the transaction that constitutes the Change of Control Trigger Event and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control Trigger Event. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If the Change of Control Payment Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no other interest will be payable to holders who tender pursuant to the Change of Control Offer.

Except as described above with respect to a Change of Control Trigger Event, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the Credit Facilities or future Indebtedness of the Company and its Subsidiaries and give the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder. The Company’s ability to repurchase Notes following a Change of Control Trigger Event may also be limited by the Company’s then existing financial resources.

The Company will not be required to make a Change of Control Offer following a Change of Control Trigger Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis). Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the properties or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

A “Change of Control Trigger Event” means the occurrence of both a Change of Control and, during the period beginning on the earlier of (i) the date of the first public notice or announcement with respect to a Change of Control and (ii) the occurrence of a Change of Control, and, in either case, ending 90 days after the occurrence of such Change of Control, a Ratings Event.

A “Change of Control” means any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company; or

(4) the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;

provided, however, that, with respect to clause (3) above, a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if

(a) the stockholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of the Company immediately following the consummation of such transaction; and

(b) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Initial Issuance Date or (b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Ratings Event” means a reduction in the rating assigned to the Notes by either Moody’s or S&P to a rating below the rating assigned by such agency to the Notes as of the Initial Issuance Date.

Certain Covenants

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or make any similar payment to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes or any Subsidiary Guarantee, except a payment of interest or principal at Stated Maturity; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”, and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Initial Issuance Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), and (7), but including, without duplication, Restricted Payments permitted by clauses (1), (5) and (8) of the next succeeding paragraph and clause (6)(b) of the definition of “Permitted Investment”), is less than the sum of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from April 1, 2007 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) the sum of (x) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Initial Issuance Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than (1) any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination and (2) Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), (y) 100% of the Fair Market Value of property constituting Additional Assets received by the Company or a Restricted Subsidiary subsequent to the Initial Issuance Date in exchange for Capital Stock (other than Disqualified Stock and other than Capital Stock issued to a Subsidiary of the Company) and (z) 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Initial Issuance Date; plus

(C) to the extent that any Restricted Investment that was made after June 20, 2003 is sold for cash or otherwise liquidated or repaid for cash after the Initial Issuance Date, the lesser of

(1) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment; plus

(D) in the event that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary and (2) the amount of Restricted Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary; plus

(E) 100% of the aggregate net cash proceeds received by the Company from the issue or sale of debt securities of the Company that are outstanding on the Initial Issuance Date and that have been converted into Equity Interests of the Company on or after the Initial Issuance Date; plus

(F) the amount available for the payment of Restricted Payments, as of the Initial Issuance Date, under Section 4.07(4)(c) of the Indenture governing the Company’s 6 1/8% Senior Notes due 2013 (the foregoing totaling approximately $348.0 million as of the date of this prospectus).

The preceding provisions of this covenant will not prohibit any of the following:

(1) the payment of any dividend within 60 days after the date of declaration thereof if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any Indebtedness subordinated to the Notes or the Subsidiary Guarantees or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Company or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (4)(c)(B) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness subordinated to the Notes or the Subsidiary Guarantees with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Restricted Subsidiaries (and if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other holders of its Capital Stock on a pro rata basis);

(5) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee or director of the Company’s or any of its Restricted Subsidiaries, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any calendar year;

(6) the acquisition of Equity Interests by the Company in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise;

(7) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Indebtedness subordinated to the Notes or the Subsidiary Guarantees from Net Proceeds from an Asset Sale to the extent permitted by the covenant described under “— Limitation on Asset Sales” after the Company (or a Restricted Subsidiary, as the case may be) has made an offer to the holders of the Notes to purchase the Notes pursuant to such covenant; and

(8) other Restricted Payments in an amount not to exceed $50.0 million.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the Fair Market Value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any non-cash Restricted Payment shall be evidenced by an Officers’ Certificate delivered to the Trustee. Not later than five business days following the date of making any Restricted Payment (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), and (7) of the second preceding paragraph), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant ‘‘— Certain Covenants — Limitation on Restricted Payments” were computed.

Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness, the Company will not, and will not permit any Guarantor to, issue any Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of Preferred Stock; provided, however, that the Company and its Restricted Subsidiaries may incur Indebtedness, and the Company and any Guarantor may issue Disqualified Stock, if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been issued or incurred at the beginning of such four-quarter period.

The foregoing provisions will not apply to:

(1) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness under the Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $150.0 million (or the equivalent thereof in any other currency or currency unit), or (ii) 30% of Consolidated Net Tangible Assets, plus any fees, premiums, expenses (including costs of collection), indemnities and similar amounts payable in connection with such Indebtedness;

(2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Company and its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculation;

(4) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness represented by the Notes (other than Additional Notes), the Subsidiary Guarantees thereof and the Indenture;

(5) guarantees by the Guarantors of Indebtedness incurred in accordance with the provisions of the Indenture;

(6) the incurrence of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, provided that any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the

Company nor a Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be provided, however:

(a) if the Company is the obligor on such Indebtedness and a Guarantor is not the obligee, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b) if a Guarantor is the obligor on such Indebtedness and the Company or a Guarantor is not the obligee, such Indebtedness is expressly subordinated in right of payment to the Subsidiary Guarantees of such Guarantor;

(7) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of the Company or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred (other than pursuant to clause (1), (6), (11) and (13) of this covenant);

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed the greater of (i) $50.0 million, or (ii) 5% of Consolidated Net Tangible Assets at any time outstanding;

(10) Indebtedness of a Restricted Subsidiary incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, or Indebtedness incurred by the Company or a Restricted Subsidiary to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary becomes a Restricted Subsidiary or is otherwise acquired by the Company, provided, however, that at the time such Restricted Subsidiary is acquired by the Company, the Consolidated Interest Coverage Ratio for the Company’s most recent four quarters for which internal financial statements are available, after giving pro forma effect to the acquisition and the incurrence of any related Indebtedness, would be (a) at least 2.0 to 1.0 or (b) greater than the Consolidated Interest Coverage Ratio determined for such four quarter period without giving effect to such acquisition and incurrence of Indebtedness;

(11) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence; and

(13) in addition to the items referred to in clauses (1) through (12) above, Indebtedness of the Company and the Guarantors in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (13) and then outstanding, will not exceed the greater of (i) $50.0 million, or (ii) 5% of Consolidated Net Tangible Assets at any one time outstanding.

The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary Guarantee of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of incurrence (or later classify or reclassify such Indebtedness, in its sole discretion) and only be required to include the amount and type of such Indebtedness in one of such clauses (any Indebtedness under Credit Facilities on the Initial Issue Date shall be considered incurred under the first paragraph of this covenant);

(2) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) the principal amount of any Disqualified Stock of the Company or a Guarantor will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(4) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(5) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any property or asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, to secure (a) any Indebtedness of the Company or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured, or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantees are equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the Notes or the Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantees.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (b) pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of:

(a) the Credit Facilities or any instrument governing Existing Indebtedness, each as in effect on the Initial Issuance Date;

(b) the Indenture and the Exchange Notes;

(c) applicable law;

(d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(f) any mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent the encumbrances or restrictions they contain restrict the transfer of the properties or assets subject to such mortgages, pledges or other security agreements;

(g) purchase money obligations for properties or assets acquired in the ordinary course of business and Capital Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the properties or assets so acquired;

(h) any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its properties or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or properties or assets of such Restricted Subsidiary (or the properties or assets that are subject to such restriction) pending the closing of such sale or disposition;

(i) customary provisions in bona fide contracts for the sale of properties or assets;

(j) customary provisions in joint venture agreements and similar agreements that restrict the transfer of interests in the joint venture; or

(k) Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (a) and (b) above, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (provided such Fair Market Value shall be determined on the date of contractually agreeing to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Marketable Securities; provided, however, that the amount of (a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability shall be deemed to be cash for purposes of this provision and (b) any securities, notes or other obligations (other than Marketable Securities) received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) shall be deemed to be cash for purposes of this provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds to:

(1) permanently repay the principal of any Indebtedness of the Company or any Guarantor ranking in right of payment at least equal with the Notes or the Subsidiary Guarantees, as the case may be; or

(2) to acquire (including by way of a purchase of assets or stock, merger, consolidation or otherwise) Productive Assets; provided that the requirements of this clause (2) will be deemed to be satisfied if an agreement committing to make the acquisitions referred to above is entered into by the Company or any of its Restricted Subsidiaries within 365 days after the receipt of such Net Proceeds with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment in accordance with such agreement within 180 days after such 365-day period and if such Net Proceeds are not so applied within such 180-day period, then such Net Proceeds will constitute Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings, including borrowings under the Credit Facilities, or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds”.

On the 366th day after the Asset Sale (or, at the Company’s option, such earlier date), if the aggregate amount of Excess Proceeds exceeds $30.0 million, the Company will be required to make an offer (an “Asset Sale Offer”) to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Sale (“Pari Passu Notes”), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to repurchase, the Company may use any remaining Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount that the Company is required to repurchase, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

If the Asset Sale purchase date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no other interest will be payable to holders who tender Notes pursuant to the Asset Sale Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Merger, Consolidation, or Sale of Assets

The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person, unless:

(1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company, either (i) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under “— Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Consolidated Interest Coverage

Ratio of the Company or the Person surviving or formed by such transaction, calculated for the most recent four quarter period for which internal financial statements of the Company are available, after giving pro forma effect to such transaction and any related incurrence of Indebtedness, is (a) at least 2.0 to 1.0 or (b) greater than the Consolidated Interest Coverage Ratio of the Company determined for such period without giving effect to such transaction and incurrence of Indebtedness; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; provided, however, that clause (4) shall no longer be applicable from and after the occurrence of any Investment Grade Ratings Event.

For purposes of this covenant, the sale, assignment, transfer, lease, conveyance, or other disposition of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, which properties or assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties or assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any properties or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary in arm’s-length dealings with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $40.0 million, in addition to the Officers’ Certificate referred to above, a resolution of the Board of Directors of the Company approved by a majority of the disinterested members thereof, in each case described in clause (2) above other than any such transactions in the ordinary course of business with an Affiliate engaged in the business of providing helicopter transportation services to the oil and gas industry (or a business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors); provided, however, that the following shall be deemed not to be Affiliate Transactions:

(A) any employment agreement or other employee compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(B) transactions between or among the Company and its Restricted Subsidiaries;

(C) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture;

(D) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $500,000 outstanding at any one time;

(E) indemnities of officers, directors and employees of the Company or any Restricted Subsidiary permitted by bylaw or statutory provisions; and

(F) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Subsidiary.

Additional Subsidiary Guarantees

The Indenture provides that

(1) if the Company or any of its Restricted Subsidiaries (except, so long as Bristow Aviation is not a Guarantor, either Bristow Aviation or any of its Subsidiaries) shall, after the Initial Issuance Date, acquire or create another Significant U.S. Subsidiary, or

(2) if, after such date, any Restricted Subsidiary that is not a Guarantor shall incur any Indebtedness (including any guarantee of Indebtedness of the Company) except Permitted Non-Guarantor Indebtedness, then such newly acquired or created Significant U.S. Subsidiary, in the case of clause (1) above, or such Restricted Subsidiary described in clause (2) above, shall execute a supplement to the Indenture providing for a Subsidiary Guarantee and deliver an Opinion of Counsel in accordance with the terms of the Indenture.

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the U.S. Securities and Exchange Commission (the “Commission”) (unless the Commission will not accept such a filing) within the time periods specified in the Exchange Act and, within 15 days of filing, or attempting to file, the same with the Commission, furnish to the Trustee and the holders of the Outstanding Notes:

(1) all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

So long as the Company is required to file periodic reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, the Company’s obligation to deliver the information referred to above shall be deemed satisfied upon the filing of such information in the EDGAR system and the giving of notice to the Trustee as to the public availability of such information from such source.

In addition, the Company and the Guarantors will furnish to the holders of the Notes, prospective purchasers of the Notes and securities analysts, upon their request, the information, if any, required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

Certain Investment Grade Covenants

If an Investment Grade Rating Event occurs and no Default or Event of Default has occurred and is continuing under the Indenture, then upon delivery to the trustee of an Officers’ Certificate to the foregoing effect, each of the covenants (except for “— Merger, Consolidation, or Sale of Assets” (but clause (4) of that covenant will no longer apply) and “— Reports”) described above under “— Certain Covenants” will cease to apply to us and our Restricted Subsidiaries. As a result, the Notes will be entitled to substantially less covenant protection from and after the occurrence of an Investment Grade Rating Event. In addition, the Indenture contains the following covenants, which will apply to us only upon and after the occurrence of an Investment Grade Rating Event.

Restrictions on Secured Indebtedness

If the Company or any Restricted Subsidiary incurs any Indebtedness secured by a Lien (other than a Permitted Lien) on any asset or property or on any Capital Stock or Indebtedness of a Restricted Subsidiary, the Company or such Restricted Subsidiary will secure the Notes equally and ratably with (or at the Company’s option, prior to) such secured Indebtedness so long as such Indebtedness is so secured, unless the aggregate amount of all Indebtedness secured by Liens (other than Permitted Liens), together with all Attributable Indebtedness of the Company and the Restricted Subsidiaries with respect to any Sale/Leaseback Transactions (with the exception of such transactions which are excluded as described in clauses (1) through (4) under “— Certain Investment Grade Covenants — Restrictions on Sale/Leaseback Transactions” below), would not exceed 10% of Consolidated Net Tangible Assets.

Restrictions on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction, unless the aggregate amount of all Attributable Indebtedness with respect to such transaction plus all secured Indebtedness of the Company and the Restricted Securities (with the exception of Indebtedness secured by Permitted Liens) would not exceed 10% of Consolidated Net Tangible Assets outstanding at any time. This restriction shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any Sale/Leaseback Transaction if:

(1) the lease is for a period, including renewal rights, not in excess of three years;

(2) the sale of the asset or property subject to the Sale/Leaseback Transaction is made within 270 days after its acquisition, construction or improvements;

(3) the transaction is between the Company and a Restricted Subsidiary; or

(4) the Company, within 270 days after the sale is completed, applies to the retirement of its Indebtedness or that of a Restricted Subsidiary, or to the purchase of other assets or properties which will constitute Productive Assets, an amount not less than the greater of:

(a) the net proceeds of the sale of the asset or property leased; or

(b) the fair market value (as determined by the Company in good faith) of the asset or property leased.

The amount to be applied to the retirement of Indebtedness shall be reduced by:

(A) the principal amount of any of the Company’s debentures or notes (including the Notes) or those of a Restricted Subsidiary surrendered within 270 days after such sale to the applicable trustee for retirement and cancellation;

(B) the principal amount of Indebtedness, other than the items referred to in the preceding clause (A), voluntarily retired by the Company or a Restricted Subsidiary within 270 days after such sale; and

(C) associated transaction expenses.

Events of Default and Remedies

The Indenture provides that each of the following constitutes an Event of Default:

(1) default for 30 days in the payment when due of interest or Additional Interest on the Notes;

(2) default in payment of the principal of or premium, if any, on the Notes when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company for 30 days after notice to comply with any of its obligations in the covenants described under “— Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales” (other than a failure to repurchase Notes when due), or failure by the Company to comply with its obligations described under “— Certain Covenants — Merger, Consolidation, or Sale of Assets”;

(4) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes (provided that, with respect to the covenant described above under “— Certain Covenants — Reports”, the Company shall have not less than 120 days from the failure to comply with such covenant to cure such failure);

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Initial Issuance Date, which default:

(a) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness, including any extension thereof (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of $25.0 million and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

(7) failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee against a Guarantor for any reason; and

(8) certain events of bankruptcy, insolvency or reorganization with respect to the Company, any Guarantor or any Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the preceding, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest, premium or Additional Interest that have become due solely because of the acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, interest, premium or Additional Interest) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of or interest, premium or Additional Interest on the Notes.

The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium, interest and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain other events (not including non-payment, bankruptcy, insolvency and reorganization events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes. If the Company exercises either its Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and any security for the Notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, interest and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Initial Issuance Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an opinion of counsel to the effect that the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment and Waiver

Except as provided below, the Indenture or the Notes may be amended with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of, tender offer or exchange offer for, Notes). Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to the covenants described above under “— Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of or premium, interest or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of Notes to receive payments of principal of or premium, interest or Additional Interest, if any, on the Notes (except as permitted in clause (7) hereof);

(7) waive a redemption or repurchase payment with respect to any Note (other than a payment required by one of the covenants described above under “— Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales”);

(8) make any change in the ranking of the Notes or the Subsidiary Guarantees relative to other Indebtedness of the Company or the Guarantors, respectively, in either case in a manner adverse to the holders;

(9) modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s properties or assets, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, to secure the Notes pursuant to the requirements of the “Liens” covenant, to add any additional Guarantor or to release any Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a purchase, tender or exchange of such holder’s Notes will not be rendered invalid by such purchase, tender or exchange.

Concerning the Trustee

U.S. Bank National Association serves as Trustee under the Indenture.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (which is not cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Bristow Group Inc., 2000 W. Sam Houston Pkwy S., Suite 1700, Houston, Texas 77042, Attention: Corporate Secretary.

Registration Rights; Additional Interest

We have agreed pursuant to the Registration Rights Agreement that, unless, prior to the 360th day after the Initial Issuance Date, the Notes are freely transferable by non-affiliates without restriction pursuant to Rule 144 under the Securities Act, we will, subject to certain exceptions,

(1) file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer (the “Registered Exchange Offer”) to exchange the Outstanding Notes for Exchange Notes of the Company having terms substantially identical in all material respects to the Outstanding Notes (except that such new notes will not contain terms with respect to transfer restrictions);

(2) use our reasonable best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act within 360 days after the Initial Issuance Date;

(3) promptly after the effectiveness of the Exchange Offer Registration Statement (the “Effectiveness Date”), offer the Exchange Notes in exchange for surrender of the Outstanding Notes; and

(4) keep the Registered Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the holders of the Outstanding Notes.

For each Outstanding Note tendered to us pursuant to the Registered Exchange Offer, we will issue to the holder of such Outstanding Note an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor, or, if no interest has been paid on such Outstanding Note, from the date of its original issue.

Under existing SEC interpretations, the Exchange Notes will be freely transferable by holders without further registration under the Securities Act assuming such holder of the Exchange Notes is not an affiliate of the Company, acquires the Exchange Notes in the ordinary course of its business, and it has no arrangements with any person to participate in the distribution of the Exchange Notes and is not prohibited by any law or policy of the SEC from participating in the Registered Exchange Offer; provided, however, that broker-dealers (“Participating Broker-Dealers”) receiving Exchange Notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Outstanding Notes) with the prospectus contained in the Exchange Offer Registration Statement.

Under the Registration Rights Agreement, the Company is required to allow Participating Broker Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for not less than 90 days following the consummation of the Registered Exchange Offer.

A holder of Outstanding Notes (other than certain specified holders) who wishes to exchange such Outstanding Notes for Exchange Notes in the Registered Exchange Offer will be required to represent at the time of the consummation of the Registered Exchange Offer that (a) any Exchange Notes received by it will be acquired in the ordinary course of its business, (b) it will have no arrangements or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes, (c) that it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (d) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes and (e) if such holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

In the event that:

(1) any change in law or in applicable interpretations of the law by the staff of the SEC do not permit us to effect such a Registered Exchange Offer; or

(2) for any other reason we do not consummate the Registered Exchange Offer within 360 days of the Initial Issuance Date; or

(3) within twenty business days following consummation of the Registered Exchange Offer, an initial purchaser requests with respect to the Outstanding Notes not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer and held by it following the consummation of the Registered Exchange Offer; or

(4) any holder (other than a Participating Broker-Dealer) is not eligible to participate in the Registered Exchange Offer or, in the case of any holder (other than a Participating Broker Dealer) that participates in the Registered Exchange Offer, such holder does not receive freely tradeable Exchange Notes on the date of the exchange then, unless the Outstanding Notes are then freely transferable by non-affiliates without restriction pursuant to Rule 144 under the Securities Act and subject to certain exceptions, we will:

(1) promptly file a shelf registration statement (the “Shelf Registration Statement”) with the SEC covering resales of the Outstanding Notes or the Exchange Notes, as the case may be;

(2) use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act; and

(3) use our reasonable best efforts to keep the Shelf Registration Statement continuously effective for a period of two years from the Initial Issuance Date or such shorter period that will terminate when all the Outstanding Notes covered by the Shelf Registration Statement (A) have been sold pursuant to the Shelf Registration Statement, (B) are no longer restricted securities (as defined in Rule 144 under the Securities Act, or any successor rule thereof) or (c) are freely transferable by non-affiliates without restriction pursuant to Rule 144 under the Securities Act.

We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Outstanding Notes or the Exchange Notes, as the case may be. A holder selling such Outstanding Notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification obligations).

We will pay additional cash interest (“Additional Interest”) on the applicable Outstanding Notes, subject to certain exceptions,

(1) if a Registration Statement required by the Registration Rights Agreement is not filed and declared effective by the SEC on or prior to the 360th day after the Initial Issuance Date,

(2) if the required Registered Exchange Offer is not consummated on or prior to the 360th day after the Initial Issuance Date,

(3) if any of the Registration Statements required by the Registration Rights Agreement has been declared effective by the SEC but (A) such Registration Statement thereafter ceases to be effective during the periods specified in the Registration Rights Agreement during which it is required to be effective or (B) such Registration Statement or the related prospectus ceases to be usable (subject to certain exceptions) in connection with resales of the Exchange Notes during the periods specified therein because either (1) any event occurs as a result of which the related prospectus forming part of such Registration Statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (2) it shall be necessary to amend such Registration Statement or supplement the related prospectus, to comply with the Securities Act or the Exchange Act or the respective rules thereunder (each such event referred to in the preceding clauses (1) through (3) a “Registration Default”), from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

The rate of the Additional Interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum Additional Interest rate of 1.0% per annum. We will pay such Additional Interest on regular interest payment dates. Such Additional Interest will be in addition to any other interest payable from time to time with respect to the Outstanding Notes.

All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Outstanding Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement. If we effect the Registered Exchange Offer, we will be entitled to close the Registered Exchange Offer 20 business days after the commencement thereof provided that we have accepted all Outstanding Notes theretofore validly tendered in accordance with the terms of the Registered Exchange Offer.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this description for which no definition is provided.

“Additional Assets” means:

(1) any Productive Assets;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in the business of providing helicopter transportation services to the oil and gas industry (or any business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors of the Company).

“Additional Notes”means Notes issued under the Indenture after the Initial Issuance Date and having identical terms (except as to the initial interest payment date) to the initial Outstanding Notes or the Exchange Notes issued in exchange for the initial Outstanding Notes.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means

(1) the sale, lease, conveyance or other disposition (a “disposition”) of any properties or assets (including, without limitation, by way of a Sale/Leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries (on a consolidated basis) will be governed by the provisions of the Indenture described above under “— Certain Covenants — Merger, Consolidation, or Sale of Assets” and not by the provisions described under “— Certain Covenants — Limitation on Asset Sales”,

(2) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries,

whether, in the case of clause (1) or (2), in a single transaction or a series of related transactions, provided that such transaction or series of transactions involves properties or assets having a Fair Market Value in excess of $15.0 million. Notwithstanding the preceding, the following transactions will be deemed not to be Asset Sales:

(a) a disposition of obsolete or excess equipment or other properties or assets;

(b) a disposition of properties or assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(c) a disposition of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(d) a disposition of cash or Cash Equivalents or a disposition of properties or assets that constitutes a Restricted Payment that is permitted by the Indenture or a Permitted Investment;

(e) a disposition of properties or assets in the ordinary course of business by the Company or any of its Restricted Subsidiaries to a Person that is an Affiliate of the Company or such Restricted Subsidiary and is engaged in the business of providing helicopter transportation services to the oil and gas industry (or a business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors), which Person is an Affiliate solely because the Company or such Restricted Subsidiary has an Investment in such Person, provided that such transaction complies with the covenant described under “— Certain Covenants — Limitation on Transactions with Affiliates”;

(f) any charter or lease of any equipment or other properties or assets entered into in the ordinary course of business and with respect to which the Company or any Restricted Subsidiary thereof is the lessor, except any such charter or lease that provides for the acquisition of such properties or assets by the lessee during or at the end of the term thereof for an amount that is less than their fair market value at the time the right to acquire such properties or assets occurs;

(g) any trade or exchange by the Company or any Restricted Subsidiary of equipment or other properties or assets for equipment or other properties or assets owned or held by another Person, provided that the Fair Market Value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary; provided further that any cash or Cash Equivalents received must be applied in accordance with the provisions described under “— Certain Covenants — Limitation on Asset Sales”;

(h) a disposition in the ordinary course of business of inventory, receivables or other current assets; and

(i) the creation or perfection of a Lien (but not the sale or other disposition of the properties or assets subject to such Lien).

The Fair Market Value of any non-cash proceeds of a disposition of properties or assets and of any properties or assets referred to in the foregoing clause (g) of this definition shall be set forth in an Officers’ Certificate delivered to the Trustee.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person but, in each case, excluding any debt securities convertible into such equity.

“Cash Equivalents” means

(1) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition;

(2) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500 million (or the equivalent thereof in any other currency or currency unit);

(3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4) commercial paper having the highest rating obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in each case maturing within 270 days after the date of acquisition;

(5) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (2) above, provided all such deposits do not exceed $3.0 million (or the equivalent thereof in any other currency or currency unit) in the aggregate at any one time; and

(6) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (1) through (4).

“Common Stock” means the Common Stock of the Company, par value $.01 per share.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period,

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale and gains from Asset Sales of aircraft in the ordinary course of business;

(2) Consolidated Income Taxes of such Person and its Restricted Subsidiaries;

(3) Consolidated Interest Expense of such Person and its Restricted Subsidiaries;

(4) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries; and

(5) all other non-cash charges and non-cash write offs, including non-cash compensation expense and minority interest, of such Person and its Restricted Subsidiaries reducing Consolidated Net Income

(excluding any such non-cash charge or write off to the extent that it represents an accrual of or reserve for cash expenditures in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the preceding sentence, clauses (1), (2), (3), (4) and (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated Cash Flow of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four quarter reference period:

(1) any incurrence, assumption, guarantee, repayment, repurchase, defeasance or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(2) any acquisition that has been made by such Person or any of its Restricted Subsidiaries, including, through a merger or consolidation, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date; and

(3) any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X as in effect from time to time;

provided further, however, that (A) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (B) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness if such interest rate agreement has a remaining term in excess of 12 months).

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of debt issuance costs); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or its Restricted Subsidiaries;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles shall be excluded; and

(4) solely for purposes of the covenant set forth under “— Certain Covenants — Limitation on Restricted Payments”, all premiums paid in connection with any early extinguishment of Indebtedness will be excluded.

“Consolidated Net Tangible Assets” as of any date of determination, means the consolidated total assets of the Company and its Restricted Subsidiaries determined in accordance with GAAP, less the sum of:

(1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and

(2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables), or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event:

(1) matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or other Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the issuer thereof); or

(3) is redeemable at the option of the holder thereof, in whole or in part, in each case, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full;

provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under “Repurchase at the Option of Holders” or “ — Certain Covenants — Limitation on Asset Sales”, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Notes” means any substantially identical issue of notes issued in an exchange offer for the initial Outstanding Notes (other than with respect to transfer restrictions) or any Additional Notes.

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facilities) in existence on the Initial Issuance Date, until such amounts are repaid.

“Fair Market Value” means, with respect to any Asset Sale or Restricted Payment, the price that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of the Company (and evidenced by an Officers’ Certificate delivered to the Trustee) if such value is less than $15.0 million; provided if the value of such Asset Sale or Restricted Payment is $15.0 million or greater, such determination shall be made in good faith by the Board of Directors of the Company and evidenced by a board resolution delivered to the Trustee in the form of an Officers’ Certificate, provided further if the value of such Asset Sale or Restricted Payment is $25.0 million or greater, such determination shall be made by a reputable accounting, appraisal or investment banking firm that is, in the judgment of such Board of Directors of the Company, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(3) any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in foreign currency rates, in each case to the extent such obligations are incurred in the ordinary course of business of such Person.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, the amount of such price being that which would be negotiated in an arm’s length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction;

(5) Capital Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of

(a) the fair market value of such asset at such date of determination; and

(b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to properties or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (x) the net assets of the General Partner and (y) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the properties or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by the Company or its Restricted Subsidiaries.

“Initial Issuance Date” means June 13, 2007.

“Initial Notes” means (1) $300 million aggregate principal amount of Notes issued on the Initial Issuance Date and (2) Additional Notes, if any, issued in a transaction exempt from the registration requirements of the Securities Act.

“Investment Grade Rating” means:

(1) a Moody’s rating of Baa3 or higher and an S&P rating of at least BB+ or

(2) a Moody’s rating of Ba1 or higher and an S&P rating of at least BBB-;

provided, however, that if (a) either Moody’s or S&P changes its rating system, such ratings will be the equivalent ratings after such changes or (b) if S&P or Moody’s or both shall not make a rating of the Notes publicly available, the references above to S&P or Moody’s or both, as the case may be, shall be to a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company and the references to the ratings categories above shall be to the corresponding rating categories of such rating agency or rating agencies, as the case may be.

“Investment Grade Rating Event” means the first day on which the Notes are assigned an Investment Grade Rating.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments:

(1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business;

(2) Hedging Obligations; and

(3) endorsements of negotiable instruments and documents in the ordinary course of business.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under “ — Certain Covenants — Limitation on Restricted Payments”.

“Lien” means, with respect to any asset, mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement).

“Marketable Securities” means, with respect to any Asset Sale, any readily marketable equity securities that are:

(1) traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and

(2) issued by a corporation or limited partnership having a total equity market capitalization of not less than $250.0 million; provided that the excess of (a) the aggregate amount of securities of any one such corporation or limited partnership held by the Company and any Restricted Subsidiary over (b) ten times the average daily trading volume of such securities during the 20 immediately preceding trading days shall be deemed not to be Marketable Securities, as determined on the date of the contract relating to such Asset Sale.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale/leaseback Transactions), or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication):

(1) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result of such Asset Sale;

(2) taxes paid or estimated to be payable as a result of the Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be applied to the repayment of Indebtedness (other than under the Credit Facilities) secured by a Lien on the properties or assets that were the subject of such Asset Sale; and

(4) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind that would constitute Indebtedness or is otherwise directly or indirectly liable (as a guarantor or otherwise) or (b) constitutes the lender;

(2) no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide that there is no recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company and its Restricted Subsidiaries that ranks equal in right of payment with the Notes or the Subsidiary Guarantees, as the case may be, and the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to repurchase such Indebtedness.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such

Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under “— Certain Covenants — Limitation on Asset Sales” or (b) a disposition of properties or assets that does not constitute an Asset Sale;

(5) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(6) Investments in any Person (a) in exchange for an issue or sale by the Company of its Common Stock or (b) out of the net cash proceeds of an issue or sale by the Company of its Common Stock so long as such Investment pursuant to this clause (b) occurs within 90 days of the closing of such issuance or sale of Common Stock;

(7) loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; and

(8) Investments in a Person engaged principally in the business of providing helicopter transportation services to the oil and gas industry or businesses reasonably complementary or related thereto, provided that the aggregate amount of such Investments pursuant to this clause (8) in Persons shall not exceed the greater of (i) $50.0 million, or (ii) 10% of Consolidated Net Tangible Assets at any one time.

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred pursuant to clause (1) of the second paragraph of the covenant entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens in favor of the Company and its Restricted Subsidiaries;

(3) Liens on any property, asset or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company, provided that such Liens were not created or incurred in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary and do not extend to any other property or asset owned by the Company or any of its Restricted Subsidiaries;

(4) Liens on any property or asset existing at the time of its acquisition by the Company or any Restricted Subsidiary of the Company, provided that such Liens were not created or incurred in connection with, or in contemplation of, such acquisition and do not extend to any other property or asset;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, insurance obligations or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens securing Hedging Obligations;

(7) Liens existing on the Initial Issuance Date;

(8) Liens securing Non-Recourse Debt;

(9) any interest or title of a lessor under a Capital Lease Obligation or an operating lease;

(10) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business;

(11) Liens on real or personal property or assets of the Company or a Restricted Subsidiary thereof to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 120 days after, the acquisition of such property or assets or (b) financing all or any part of the cost of construction of any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds);

(12) Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (3), (4), (7) and (11) above; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that are the security for a Permitted Lien hereunder; and

(13) Liens not otherwise permitted by clauses (1) through (12) above securing Indebtedness not in excess of an aggregate of the greater of (a) $50.0 million or (b) 5% of Consolidated Net Tangible Assets at any one time outstanding.

“Permitted Non-Guarantor Indebtedness” means

(1) any Indebtedness incurred pursuant to clauses (1) through (12) of the second paragraph of the covenant entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(2) any additional Indebtedness in an aggregate principal amount not in excess of $10.0 million at any time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

(2) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Permitted Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Permitted Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(3) the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, deferred or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantees on terms at least as favorable, taken as a whole, to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Indebtedness is not incurred by a Restricted Subsidiary if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such Person.

“Productive Assets” means aircraft or other assets (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing helicopter transportation services to the oil and gas industry (or any business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors).

“Qualified Equity Offering” means:

(1) any sale of Equity Interests (other than Disqualified Stock) of the Company pursuant to an underwritten offering registered under the Securities Act; or

(2) any sale of Equity Interests (other than Disqualified Stock) of the Company so long as, at the time of consummation of such sale, the Company has a class of common equity securities registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act, in each case, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Initial Issuance Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Initial Issuance Date.

“Significant U.S. Subsidiary” means any Significant Subsidiary organized under the laws of the United States, any state thereof or the District of Columbia.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of its Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof);

(2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(3) any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.

“Unrestricted Subsidiary” means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary, but only to the extent that each of such Subsidiary and its Subsidiaries at the time of such designation:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under “— Certain Covenants — Limitation on Transactions with Affiliates”;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, in each case, except to the extent otherwise permitted by the Indenture; and

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”, the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(a) such Indebtedness is permitted under the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(b) no Default or Event of Default would be in existence following such designation.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”, whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing

(1) the sum of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Restricted Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

The Global Notes

The Exchange Notes will be issued in the form of several registered notes in global form, without interest coupons (the “Global Notes”), in definitive, registered, book entry form. Upon issuance, each of the Global Notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants; and

•	ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note).

Investors may hold their interests in a Global Note directly through the Euroclear System (“Euroclear”) or Clearstream Banking, societe anonyme (“Clearstream”), if they are participants in those systems, or indirectly through organizations that are participants in those systems. Each of Euroclear and Clearstream will appoint a DTC participant to act as its depositary for the interests in each Global Note that are held within DTC for the account of each settlement system on behalf of its participants.

Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below under “ — Certificated Notes.”

Book-Entry Procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the Notes represented by that Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have Notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated Notes; and

•	will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest). Interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems. The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interests in a Global Note to those persons will be limited to that extent. Because DTC can act only on behalf of participations, which in turn act on behalf of indirect participants, the ability of a beneficial owner of interests in a Global Note to pledge those interests to a person that does not participate in the DTC system or otherwise take actions in respect of those interests may be affected by the lack of a physical certificate evidencing the interests.

Payments of principal, premium (if any) and interest with respect to the Notes represented by a Global Note will be made by the Trustee to DTC’s nominee as the registered holder of the Global Note. Neither we, the Trustee nor any of our or its agents will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Subject to compliance with applicable transfer restrictions, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a Global Note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global Note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days; or

•	an Event of Default has occurred and is continuing and DTC notifies the trustee of its decision to exchange each Global Note for certificated Notes.

In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income and estate tax considerations relating to the exchange of Outstanding Notes for Exchange Notes and to the purchase, ownership and disposition of the Exchange Notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions as of the date of this prospectus. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those described herein. Except for the discussion below entitled “Exchange of Notes,” this summary is addressed only to persons who hold the Exchange Notes as capital assets and who acquire the Exchange Notes in a cash purchase from one or more of the initial purchasers of the Outstanding Notes (or from a qualified institutional buyer who purchased

Outstanding Notes from such initial purchaser) in the first sale of such Exchange Notes by such initial purchaser (or such qualified institutional buyer) after the Exchange Notes are first registered with the SEC. This summary does not address tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, United States Holders (as defined below) whose “functional currency” is not the U.S. dollar, certain former citizens or former long-term residents of the United States, or persons who will hold the Exchange Notes as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership holds Exchange Notes, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its consequences. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

INVESTORS CONSIDERING THE PURCHASE OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange of Notes

We believe that the receipt of Exchange Notes in exchange for Outstanding Notes in the exchange offer should not be treated as a taxable exchange for United States federal income tax purposes because the Exchange Notes and the Outstanding Notes are not materially different in kind or in extent, and as a result on the receipt of Exchange Notes in exchange for Outstanding Notes in the exchange offer you should not recognize gain or loss, your initial tax basis in the Exchange Notes should be the same as your adjusted tax basis in the Outstanding Notes immediately before such exchange, and your holding period for the Exchange Notes should include your holding period for the Outstanding Notes.

United States Holders

As used in this discussion, “United States Holder” means a beneficial owner of Exchange Notes that for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Payment of Interest

Interest on Exchange Notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your ordinary method of accounting for United States federal income tax purposes. In certain circumstances (see, for example, “Description of the Exchange Notes — Registration Rights; Additional Interest”), we may pay amounts on the Outstanding Notes that are in excess of the stated interest or principal of the Outstanding Notes. We believe that the possibility that any such payment will be made is remote so that such possibility will not affect the timing or amount of interest income that you recognize. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the Exchange Notes may be different from that described herein.

Market Discount

Under the market discount rules of the Code, a United States Holder who purchases Exchange Notes at a market discount will generally be required to treat any gain realized on the sale, exchange, retirement or other disposition of the Exchange Notes as ordinary income to the extent of the accrued market discount that has not been previously included in income. A disposition of Exchange Notes by gift, and certain other dispositions that would normally qualify for nonrecognition treatment, will also require a holder to include accrued market discount in income to the same extent as if the holder had sold the Exchange Notes at their fair market value in a taxable transaction. Market discount is generally defined as the amount by which the United States Holder’s purchase price for Exchange Notes is less than the Exchange Notes’ stated redemption price at maturity (generally, the Exchange Notes’ principal amount) on the date of purchase, subject to a statutory de minimis exception. In general, market discount accrues on a ratable basis over the remaining term of the Exchange Notes unless the United States Holder makes an irrevocable election to accrue market discount on a constant yield to maturity basis. A United States Holder who acquires Exchange Notes at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry such Exchange Notes until the United States Holder disposes of the Exchange Notes. A United States Holder who has elected to include market discount in income annually as such discount accrues will not be required to treat any gain realized on disposition as ordinary income or to defer any deductions for interest expense under these rules. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS.

United States Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under the market discount rules, applicable elections, and any other consequences of the market discount rules that may apply to them in particular.

Amortizable Bond Premium

A United States Holder who purchases Exchange Notes for an amount in excess of their principal amount will be considered to have purchased the Exchange Notes at a premium. A United States Holder may elect to amortize the premium over the remaining term of the Exchange Notes on a constant yield to maturity basis, except that, in some cases, amortizable bond premium may be determined by reference to an early call date. The amount amortized in any year will be treated as a reduction of the United States Holder’s interest income from the Exchange Notes. A United States Holder who elects to amortize any premium on Exchange Notes must reduce its tax basis in the Exchange Notes by the amount of the premium amortized in any year. An election to amortize premium applies to all taxable debt obligations held by the United States Holder at the beginning of the first taxable year to which the election applies and to all such obligations thereafter acquired by the United States Holder and may be revoked only with the consent of the IRS. Premium on Exchange Notes held by a United States Holder who does not make such an election will decrease the gain or increase the loss otherwise recognized on the disposition of the Exchange Notes.

Election to Use Constant Yield Method

Under applicable Treasury regulations, a United States Holder may elect to include stated interest on the Exchange Notes in income on a constant yield basis. Such an election could, in some instances, affect the timing of the inclusion of interest income and the treatment of market discount or amortizable bond premium. United States Holders should consult their own tax advisors as to the desirability and effects of such an election.

Disposition of the Exchange Notes

Except as described above with respect to market discount and amortizable bond premium, upon the sale, exchange, redemption, retirement or other taxable disposition of Exchange Notes, you generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash proceeds and the fair market value of any property received on such disposition (less any amount attributable to accrued and unpaid interest on the Exchange Notes, which will generally be taxable as ordinary income if you have not previously included such interest in income); and

•	your adjusted tax basis in the Exchange Notes.

Any gain or loss that is recognized on the disposition of the Exchange Notes generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Exchange Notes for more than one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 15%; however, under current law the rate is scheduled to revert to 20% for taxable years beginning after December 31, 2010. Your ability to deduct capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting is required as to certain payments of principal and interest on the Exchange Notes and on the disposition of Exchange Notes unless you are a corporation or other exempt person. In addition, you will be subject to backup withholding if you are not exempt and you fail to properly furnish a taxpayer identification number and certain other information or if the IRS has notified you that you are subject to backup withholding.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

As used in this tax discussion, “non-United States Holder” means any beneficial owner (other than a partnership) of Exchange Notes that is not a United States Holder. The rules governing the United States federal income taxation of a non-United States Holder are complex, and no attempt will be made herein to provide more than a summary of certain of those rules. NON-UNITED STATES HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF UNITED STATES FEDERAL, STATE AND OTHER TAX LAWS, AS WELL AS FOREIGN TAX LAWS, INCLUDING ANY REPORTING REQUIREMENTS.

Payment of Interest

Interest on Exchange Notes that you receive will not be subject to United States federal income tax or withholding tax under the portfolio interest exception if the interest is not effectively connected with your conduct of a trade or business in the United States and if you:

•	do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	are not a controlled foreign corporation related to us through stock ownership;

•	are not a bank whose receipt of interest on the Exchange Notes is interest received pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	appropriately certify as to your foreign status.

You generally can meet the certification requirement listed above by providing to us or our agent a properly completed IRS Form W-8BEN. If the portfolio interest exemption is not available to you, then payments of interest on the Exchange Notes may be subject to United States federal income tax (which may be collected by withholding) at a rate of 30 percent, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN claiming an exemption from (or reduction of) withholding under an applicable tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below.

Interest that is effectively connected with your conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by you in the United States) is not subject to withholding if you provide a properly completed IRS Form W-8ECI. However, you will generally be subject to United States federal income tax on such interest on a net income basis at rates applicable to United States persons generally. In addition, if you are a foreign corporation you may incur a branch profits tax on such interest equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your Exchange Notes in the earnings and profits subject to United States branch profits tax if these amounts are effectively connected with your trade or business in the United States.

Disposition of the Exchange Notes

You will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of Exchange Notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Payment of Interest” above) unless the gain is effectively connected with your conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by you in the United States), or you are an individual present in the United States for 183 days or more in the taxable year in which such disposition occurs and certain other conditions are met.

Certain United States Federal Estate Tax Considerations for Non-United States Holders

Exchange Notes beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally not be includable in the decedent’s gross estate for United States federal estate tax purposes, provided that the beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of the holder’s death, payments with respect to such Exchange Notes would not have been effectively connected with the holder’s conduct of a trade or business within the United States.

Information Reporting and Backup Withholding

Payments to a non-United States Holder of interest on Exchange Notes, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to the non-United States Holder.

United States backup withholding tax generally will not apply to payments of interest and principal on Exchange Notes to a non-United States Holder if either of the certification statements described in “ — Payment of Interest” is duly provided by the holder or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a United States person.

Payment of the proceeds of a sale of Exchange Notes effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of Exchange Notes effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of Exchange Notes effected outside the United States by such a broker if it:

•	is a United States person;

•	is a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that you may transfer Exchange Notes issued in the exchange offer in exchange for the Outstanding Notes if:

•	you acquire the Exchange Notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of Exchange Notes.

We believe that you may not transfer Exchange Notes issued in the exchange offer in exchange for the Outstanding Notes if you are:

•	our “affiliate,” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired Outstanding Notes directly from us; or

•	a broker-dealer that acquired Outstanding Notes as a result of market-making activities or other trading activities, unless you comply with the registration and prospectus delivery provisions of the Securities Act.

If you wish to exchange your Outstanding Notes for Exchange Notes in the exchange offer, you will be required to make representations to us as described above under “The Exchange Offer — Procedures for Tendering — Your Representations to Us” of this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer that receives Exchange Notes in the exchange offer in exchange for Outstanding Notes that were acquired by you for your own account as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of those Exchange Notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until          ,          , all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

Broker-dealers who use this prospectus in connection with resales of Exchange Notes may be required to suspend use of this prospectus under various circumstances, including:

•	the issuance by the SEC of a stop order suspending the effectiveness of the registration statement to which this prospectus relates;

•	during the period that we agreed to make this prospectus available to broker-dealers in connection with resales of Exchange Notes, this prospectus or the registration statement to which it relates does not conform in all material respects to the Securities Act and the Trust Indenture Act or contains an untrue statement of a material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein not misleading in light of the circumstances then existing; or

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the Exchange Notes; or

•	a combination of those methods of resale.

The prices at which these sales occur may be at:

•	market prices prevailing at the time of resale;

•	prices related to prevailing market prices; or

•	negotiated prices.

Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer and/or the purchasers of the Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of Exchange Notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer (or such earlier date as eligible broker-dealers no longer own Exchange Notes), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any eligible broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incidental to the exchange offer, other than commissions and concessions of any brokers or dealers. We also have agreed that we will indemnify specified holders of the Exchange Notes, including broker-dealers, against certain liabilities, including liabilities under the Securities Act.

TRANSFER RESTRICTIONS ON OUTSTANDING NOTES

The Outstanding Notes were not registered under the Securities Act. Accordingly, we offered and sold the Outstanding Notes only in private sales exempt from or not subject to the registration requirements of the Securities Act:

•	to “qualified institutional buyers” under Rule 144A under the Securities Act; and

•	outside the United States in compliance with Regulation S under the Securities Act.

You may not offer or sell those Outstanding Notes in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from or not subject to the Securities Act registration requirements.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Exchange Notes will be passed upon for us by Baker Botts L.L.P., Houston, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Bristow Group Inc. as of March 31, 2007 and 2006, and for each of the years in the three-year period ended March 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2007, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the March 31, 2007, consolidated financial statements refers to a change in the method of accounting for defined benefit plans as of March 31, 2007, and the method of accounting for stock-based compensation plans as of April 1, 2006.

With respect to the unaudited interim financial information for the periods ended September 30, 2007 and 2006, incorporated by reference, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2007, incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

Bristow Group Inc.

$350,000,000

Offer to Exchange
registered
7 1/2% Senior Notes due 2017
for all outstanding
7 1/2% Senior Notes due 2017

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer who has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, we have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Item 21.	Exhibits

(a) Exhibits

			Incorporated by Reference to
			Registration or	Form or		Exhibit
Exhibits			File Number	Report	Date	Number

(3)
	Articles of Incorporation and By-laws
	(1)	Delaware Restated Certificate of Incorporation for Bristow Group Inc. dated August 2, 2007	001-31617	10-Q	August 2007	3(1)
	(2)	Amended and Restated By-laws for Bristow Group Inc.	001-31617	10-Q	June 2005	3(4)
	(3)	Articles of Organization of Air Logistics, L.L.C., dated October 6, 1997	333-107148	S-4	July 18, 2003	3.12
	(4)	Operating Agreement of Air Logistics, L.L.C., dated October 7, 1997, as amended	333-107148	S-4	July 18, 2003	3.13
	(5)	Articles of Incorporation of Air Logistics of Alaska, Inc., dated November 26, 1974, as amended	333-107148	S-4	July 18, 2003	3.14
	(6)	Bylaws of Air Logistics of Alaska, Inc., dated January 2, 1975	333-107148	S-4	July 18, 2003	3.15
	(7)†	Certificate of Incorporation of Airlog International, Ltd. dated June 13, 2002
	(8)†	Bylaws of Airlog International, Ltd. dated June 13, 2002
(4)
	Instruments defining the rights of security holders including indentures
	(1)	Registration Rights Agreement dated December 19, 1996, between the Company and Caledonia Industrial and Services Limited	0-5232	10-Q	December 1996	4(3)
	(2)	Indenture, dated as of June 20, 2003, among the Company, the Guarantors named therein and U.S. Bank National Association, as Trustee	333-107148	S-4	July 18, 2003	4.1
	(3)	Registration Rights Agreement, dated as of June 20, 2003, among the Company and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Howard Weil, A Division of Legg Mason Wood Walker, Inc., Jefferies & Company, Inc., and Johnson Rice & Company L.L.C.	333-107148	S-4	July 18, 2003	4.2

		Incorporated by Reference to
		Registration or	Form or		Exhibit
Exhibits		File Number	Report	Date	Number

(4)	Form of 144A Global Note representing $228,170,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.3
(5)	Form of Regulation S Global Note representing $1,830,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.4
(6)	Indenture, dated as of June 30, 2004, among the Company, the Guarantors named therein and U.S. Bank National Association as Trustee	001-31617	10-Q	June 2004	4.1
(7)	Supplemental Indenture dated as of August 16, 2005, among the Company, as issuer, the Guarantors listed on the signature page, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 6 1/8% Senior Notes due 2013.	001-31617	8-K	August 22, 2005	4(1)
(8)	Indenture, dated June 13, 2007, among the Company, the Guarantors named therein and U.S. National Bank Association as Trustee relating to the 7 1/2% Senior Notes due 2017.	001-31617	10-Q	June 2007	4.1
(9)	Supplemental Indenture dated as of November 2, 2007 among the Company, as issuer, the Guarantors named therein, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 7 1/2% Senior Notes due 2017.	001-31617	10-Q	October 2007	4.1
(10)	Supplemental Indenture dated as of November 2, 2007 among the Company, as issuer, the Guarantors named therein, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 6 1/8% Senior Notes due 2013.	001-31617	10-Q	October 2007	4.2
(11)	Registration Rights Agreement, dated June 13, 2007, among the Company and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., Suntrust Robinson Humphrey and Wells Fargo Securities, LLC.	001-31617	10-Q	June 2007	4.2
(12)	Form of 144A Global Note representing $299,000,000 principal amount of 7 1/2% Senior Notes due 2017.	001-31617	10-Q	June 2007	4.3
(13)	Form of Regulation S Global Note representing $1,000,000 principal amount of 7 1/2% Senior Notes due 2017.	001-31617	10-Q	June 2007	4.4
(5)(1)†	Opinion of Baker Botts L.L.P.
(10)	Material Contracts
(1)	Executive Welfare Benefit Agreement, similar agreement omitted pursuant to Instruction 2 to Item 601 of Regulation S-K*	33-9596	S-4	December 1986	10(ww)

Incorporated by Reference to
		Registration or	Form or		Exhibit
Exhibits		File Number	Report	Date	Number

(2)	Executive Welfare Benefit Agreement, similar agreements are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K*	33-9596	S-4	December 1986	10(xx)
(3)	Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan*	33-87450	S-8	December 1994	84
(4)	Indemnity Agreement, similar agreements with other directors of the Company are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K.	0-5232	10-K	March 1997	10(14)
(5)	Master Agreement dated December 12, 1996	0-5232	8-K	December 1996	2(1)
(6)	Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement	5-34191	13-D	April 1997	2
(7)	Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended*	0-5232	10-K	March 1999	10(15)
(8)	Offshore Logistics, Inc. 1991 Non-qualified Stock Option Plan for Non-employee Directors, as amended.*	33-50946	S-8	August 1992	4.1
(9)	Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended.*	333-100017	S-8	September 2002	4.12
(10)	Offshore Logistics, Inc. Deferred Compensation Plan*	001-31617	10-K	March 2004	10(18)
(11)	Offshore Logistics, Inc. 2003 Nonqualified Stock Option Plan for Non-employee Directors*	333-115473	S-8	May 13, 2004	4(12)
(12)	Offshore Logistics, Inc. 2004 Stock Incentive Plan*	001-31617	10-Q	September 2004	10(1)
(13)	Employment Agreement with Richard Burman dated October 15, 2004*	001-31617	10-K	March 2005	10(27)
(14)	Agreement between Pilots Represented by Office and Professional Employees International Union, AFL-CIO and Offshore Logistics, Inc.*	001-31617	10-K	March 2005	10(28)
(15)	New Helicopter Sales Agreement dated December 19, 2002 between the Company and Sikorsky Aircraft Corporation (“Sikorsky Agreement”).+	001-31617	10-Q	June 2005	10(1)
(16)	Amendment Number 1 to Sikorsky Agreement dated February 14, 2003.+	001-31617	10-Q	June 2005	10(2)
(17)	Amendment Number 2 to Sikorsky Agreement dated April 1, 2003.+	001-31617	10-Q	June 2005	10(3)
(18)	Amendment Number 3 to Sikorsky Agreement dated January 22, 2004.+	001-31617	10-Q	June 2005	10(4)
(19)	Amendment Number 4 to Sikorsky Agreement dated March 5, 2004.+	001-31617	10-Q	June 2005	10(5)
(20)	Amendment Number 5 to Sikorsky Agreement dated July 13, 2004.+	001-31617	10-Q	June 2005	10(6)

Incorporated by Reference to
		Registration or	Form or		Exhibit
Exhibits		File Number	Report	Date	Number

(21)	Amendment Number 6 to Sikorsky Agreement dated October 11, 2004.+	001-31617	10-Q	June 2005	10(7)
(22)	Amendment Number 7 to Sikorsky Agreement dated January 5, 2005.+	001-31617	10-Q	June 2005	10(8)
(23)	Amendment Number 8 to Sikorsky Agreement dated May 5, 2005.+	001-31617	10-Q	June 2005	10(9)
(24)	Amendment Number 9 to Sikorsky Agreement dated June 14, 2005.+	001-31617	10-Q	June 2005	10(10)
(25)	Employment Agreement with Brian C. Voegele dated June 1, 2005.*	001-31617	8-K	July 12, 2005	10(1)
(26)	Form of Stock Option Agreement.*	001-31617	8-K/A	February 2, 2006	10(2)
(27)	Form of Restricted Stock Agreement.*	001-31617	8-K/A	February 2, 2006	10(3)
(28)	Employment Agreement effective as of June 1, 2005 between the Company and Michael R. Suldo.*	001-31617	8-K	February 8, 2006	10(1)
(29)	Form of Aircraft Lease agreement between CFS Air, LLC and Air Logistics, L.L.C. (a Schedule I has been filed as part of this exhibit setting forth certain terms omitted from the Form of Aircraft Lease Agreement).	001-31617	10-Q	December 2005	10(2)
(30)	Employment Agreement with Perry L. Elders dated February 16, 2006.*	001-31617	8-K	February 17, 2006	10(1)
(31)	Amendment to Employment Agreement between the Company and Michael R. Suldo dated March 8, 2006.*	001-31617	8-K	March 13, 2006	10(1)
(32)	Employment Agreement with Randall A. Stafford dated May 22, 2006.*	001-31617	8-K	May 25, 2006	10(1)
(33)	Amended and restated Employment Agreement between the Company and William E. Chiles dated June 6, 2006.*	001-31617	8-K	June 8, 2006	10(1)
(34)	Amended and restated Employment Agreement between the Company and Mark Duncan dated June 6, 2006.*	001-31617	8-K	June 8, 2006	10(2)
(35)	Form of Stock Option Agreement under 2003 Nonqualified Stock Option Plan for Non-employee Directors.*	001-31617	8-K	August 7, 2006	10(3)
(36)	S-92 New Helicopter Sales Agreement dated as of May 19, 2006 between the Company and Sikorsky Aircraft Corporation.+	001-31617	8-K	August 8, 2006	10(1)
(37)	Revolving Credit Agreement dated August 3, 2006.	001-31617	8-K	August 9, 2006	10(1)
(38)	Letter of Credit Facility dated August 3, 2006.	001-31617	8-K	August 9, 2006	10(2)
(39)	Bristow Group Inc. Fiscal Year 2007 Annual Incentive Compensation Plan.*	001-31617	8-K	August 17, 2006	10(1)
(40)	Bristow Group Inc. Form of Severance Benefit Agreement.*	001-31617	8-K	February 22, 2007	10(1)

Incorporated by Reference to
			Registration or	Form or		Exhibit
Exhibits			File Number	Report	Date	Number

	(41)	Consultancy Agreement with Peter N. Buckley.*	001-31617	8-K	February 22, 2007	10(2)
	(42)	Amendment to Employment Agreement with Richard Burman.*	001-31617	8-K	April 26, 2007	10(1)
	(43)	Bristow Group Inc. Fiscal Year 2008 Annual Incentive Compensation Plan.*	001-31617	8-K	May 8, 2007	10(1)
	(44)	Bristow Group Inc. 2007 Long Term Incentive Plan.*	001-31617	8-K	May 8, 2007	10(2)
	(45)	William E. Chiles Restricted Stock Award Documents.*	001-31617	8-K	May 8, 2007	10(3)
(12)†
Statement re Computation of Ratios
(15)†
KPMG Awareness Letter
(21)†
Subsidiaries of Bristow Group Inc.
(23)†	(1)	Consent of KPMG LLP
	(2)	Consent of Baker Botts LLP (included in Exhibit 5.1)
(24)†
Power of Attorney
(25)†
Statement of Eligibility of Trustee
(99)†	(1)	Form of Letter to Depository Trust Company Participants
	(2)	Form of Letter to Client
	(3)	Form of Notice of Guaranteed Delivery
	(4)	Form of Letter of Transmittal

*	Compensatory Plan or Arrangement

†	Furnished herewith

+	Confidential information has been omitted from this exhibit and filed separately with the SEC pursuant to a confidential treatment request under Rule 24(b)-2.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of any registrant pursuant to the foregoing provisions, or otherwise, such registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 28, 2007.

BRISTOW GROUP INC.
(Registrant)

By:	/s/ Perry L. Elders
Perry L. Elders
Executive Vice President and
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 28, 2007.

Signature	Title

* William E. Chiles	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Perry L. Elders Perry L. Elders	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Elizabeth D. Brumley Elizabeth D. Brumley	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Thomas N. Amonett	Director

* Charles F. Bolden, Jr.	Director

* Peter N. Buckley	Director

* Stephen J. Cannon	Director

* Jonathan H. Cartwright	Director

* Michael A. Flick	Director

Signature	Title

* Thomas C. Knudson	Director

* Ken C. Tamblyn	Director

/s/ Randall A. Stafford *By: Randall A. Stafford (Attorney-in-Fact)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 28, 2007.

AIR LOGISTICS OF ALASKA, INC.
(Subsidiary Guarantor)

By:	/s/ Randall A. Stafford
Randall A. Stafford
Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 28, 2007.

Signature	Title

/s/ Randall A. Stafford Randall A. Stafford	Director

/s/ Michael R. Suldo Michael R. Suldo	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 28, 2007.

AIR LOGISTICS, L.L.C.
(Subsidiary Guarantor)

By: /s/ Randall A. Stafford
Randall A. Stafford
Manager

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 28, 2007.

Signature	Title

/s/ Randall A. Stafford Randall A. Stafford	Manager

/s/ Michael R. Suldo Michael R. Suldo	Manager

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 28, 2007.

AIRLOG INTERNATIONAL LTD.
(Subsidiary Guarantor)

By: /s/ Randall A. Stafford
Randall A. Stafford
Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 28, 2007.

Signature	Title

/s/ Randall A. Stafford Randall A. Stafford	Director

/s/ Joseph A. Baj Joseph A. Baj	Director

EXHIBITS LIST

			Incorporated by Reference to
			Registration or	Form or		Exhibit
Exhibits			File Number	Report	Date	Number

(3)
	Articles of Incorporation and By-laws
	(1)	Delaware Restated Certificate of Incorporation for Bristow Group Inc. dated August 2, 2007	001-31617	10-Q	August 2007	3(1)
	(2)	Amended and Restated By-laws for Bristow Group Inc.	001-31617	10-Q	June 2005	3(4)
	(3)	Articles of Organization of Air Logistics, L.L.C., dated October 6, 1997	333-107148	S-4	July 18, 2003	3.12
	(4)	Operating Agreement of Air Logistics, L.L.C., dated October 7, 1997, as amended	333-107148	S-4	July 18, 2003	3.13
	(5)	Articles of Incorporation of Air Logistics of Alaska, Inc., dated November 26, 1974, as amended	333-107148	S-4	July 18, 2003	3.14
	(6)	Bylaws of Air Logistics of Alaska, Inc., dated January 2, 1975	333-107148	S-4	July 18, 2003	3.15
	(7)†	Certificate of Incorporation of Airlog International, Ltd. dated June 13, 2002
	(8)†	Bylaws of Airlog International, Ltd. dated June 13, 2002
(4)
	Instruments defining the rights of security holders including indentures
	(1)	Registration Rights Agreement dated December 19, 1996, between the Company and Caledonia Industrial and Services Limited	0-5232	10-Q	December 1996	4(3)
	(2)	Indenture, dated as of June 20, 2003, among the Company, the Guarantors named therein and U.S. Bank National Association, as Trustee	333-107148	S-4	July 18, 2003	4.1
	(3)	Registration Rights Agreement, dated as of June 20, 2003, among the Company and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Howard Weil, A Division of Legg Mason Wood Walker, Inc., Jefferies & Company, Inc., and Johnson Rice & Company L.L.C.	333-107148	S-4	July 18, 2003	4.2
	(4)	Form of 144A Global Note representing $228,170,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.3
	(5)	Form of Regulation S Global Note representing $1,830,000 Principal Amount of 6 1/8% Senior Notes due 2013	333-107148	S-4	July 18, 2003	4.4

			Incorporated by Reference to
			Registration or	Form or		Exhibit
Exhibits			File Number	Report	Date	Number

	(6)	Indenture, dated as of June 30, 2004, among the Company, the Guarantors named therein and U.S. Bank National Association as Trustee	001-31617	10-Q	June 2004	4.1
	(7)	Supplemental Indenture dated as of August 16, 2005, among the Company, as issuer, the Guarantors listed on the signature page, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 6 1/8% Senior Notes due 2013.	001-31617	8-K	August 22, 2005	4(1)
	(8)	Indenture, dated June 13, 2007, among the Company, the Guarantors named therein and U.S. National Bank Association as Trustee relating to the 7 1/2% Senior Notes due 2017.	001-31617	10-Q	June 2007	4.1
	(9)	Supplemental Indenture dated as of November 2, 2007 among the Company, as issuer, the Guarantors named therein, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 7 1/2% Senior Notes due 2017.	001-31617	10-Q	October 2007	4.1
	(10)	Supplemental Indenture dated as of November 2, 2007 among the Company, as issuer, the Guarantors named therein, as guarantors, and U.S. Bank National Association as Trustee relating to the Company’s 6 1/8% Senior Notes due 2013.	001-31617	10-Q	October 2007	4.2
	(11)	Registration Rights Agreement, dated June 13, 2007, among the Company and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., Suntrust Robinson Humphrey and Wells Fargo Securities, LLC.	001-31617	10-Q	June 2007	4.2
	(12)	Form of 144A Global Note representing $299,000,000 principal amount of 7 1/2% Senior Notes due 2017.	001-31617	10-Q	June 2007	4.3
	(13)	Form of Regulation S Global Note representing $1,000,000 principal amount of 7 1/2% Senior Notes due 2017.	001-31617	10-Q	June 2007	4.4
(5)(1)†
	Opinion of Baker Botts L.L.P.
(10)
	Material Contracts
	(1)	Executive Welfare Benefit Agreement, similar agreement omitted pursuant to Instruction 2 to Item 601 of Regulation S-K*	33-9596	S-4	December 1986	10(ww)

Incorporated by Reference to
		Registration or	Form or		Exhibit
Exhibits		File Number	Report	Date	Number

(2)	Executive Welfare Benefit Agreement, similar agreements are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K*	33-9596	S-4	December 1986	10(xx)
(3)	Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan*	33-87450	S-8	December 1994	84
(4)	Indemnity Agreement, similar agreements with other directors of the Company are omitted pursuant to Instruction 2 to Item 601 of Regulation S-K.	0-5232	10-K	March 1997	10(14)
(5)	Master Agreement dated December 12, 1996	0-5232	8-K	December 1996	2(1)
(6)	Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement	5-34191	13-D	April 1997	2
(7)	Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended*	0-5232	10-K	March 1999	10(15)
(8)	Offshore Logistics, Inc. 1991 Non-qualified Stock Option Plan for Non-employee Directors, as amended.*	33-50946	S-8	August 1992	4.1
(9)	Offshore Logistics, Inc. 1994 Long-Term Management Incentive Plan, as amended.*	333-100017	S-8	September 2002	4.12
(10)	Offshore Logistics, Inc. Deferred Compensation Plan*	001-31617	10-K	March 2004	10(18)
(11)	Offshore Logistics, Inc. 2003 Nonqualified Stock Option Plan for Non-employee Directors*	333-115473	S-8	May 13, 2004	4(12)
(12)	Offshore Logistics, Inc. 2004 Stock Incentive Plan*	001-31617	10-Q	September 2004	10(1)
(13)	Employment Agreement with Richard Burman dated October 15, 2004*	001-31617	10-K	March 2005	10(27)
(14)	Agreement between Pilots Represented by Office and Professional Employees International Union, AFL-CIO and Offshore Logistics, Inc.*	001-31617	10-K	March 2005	10(28)
(15)	New Helicopter Sales Agreement dated December 19, 2002 between the Company and Sikorsky Aircraft Corporation (“Sikorsky Agreement”).+	001-31617	10-Q	June 2005	10(1)
(16)	Amendment Number 1 to Sikorsky Agreement dated February 14, 2003.+	001-31617	10-Q	June 2005	10(2)
(17)	Amendment Number 2 to Sikorsky Agreement dated April 1, 2003.+	001-31617	10-Q	June 2005	10(3)
(18)	Amendment Number 3 to Sikorsky Agreement dated January 22, 2004.+	001-31617	10-Q	June 2005	10(4)
(19)	Amendment Number 4 to Sikorsky Agreement dated March 5, 2004.+	001-31617	10-Q	June 2005	10(5)

Incorporated by Reference to
		Registration or	Form or		Exhibit
Exhibits		File Number	Report	Date	Number

(20)	Amendment Number 5 to Sikorsky Agreement dated July 13, 2004.+	001-31617	10-Q	June 2005	10(6)
(21)	Amendment Number 6 to Sikorsky Agreement dated October 11, 2004.+	001-31617	10-Q	June 2005	10(7)
(22)	Amendment Number 7 to Sikorsky Agreement dated January 5, 2005.+	001-31617	10-Q	June 2005	10(8)
(23)	Amendment Number 8 to Sikorsky Agreement dated May 5, 2005.+	001-31617	10-Q	June 2005	10(9)
(24)	Amendment Number 9 to Sikorsky Agreement dated June 14, 2005.+	001-31617	10-Q	June 2005	10(10)
(25)	Employment Agreement with Brian C. Voegele dated June 1, 2005.*	001-31617	8-K	July 12, 2005	10(1)
(26)	Form of Stock Option Agreement.*	001-31617	8-K/A	February 2, 2006	10(2)
(27)	Form of Restricted Stock Agreement.*	001-31617	8-K/A	February 2, 2006	10(3)
(28)	Employment Agreement effective as of June 1, 2005 between the Company and Michael R. Suldo.*	001-31617	8-K	February 8, 2006	10(1)
(29)	Form of Aircraft Lease agreement between CFS Air, LLC and Air Logistics, L.L.C. (a Schedule I has been filed as part of this exhibit setting forth certain terms omitted from the Form of Aircraft Lease Agreement).	001-31617	10-Q	December 2005	10(2)
(30)	Employment Agreement with Perry L. Elders dated February 16, 2006.*	001-31617	8-K	February 17, 2006	10(1)
(31)	Amendment to Employment Agreement between the Company and Michael R. Suldo dated March 8, 2006.*	001-31617	8-K	March 13, 2006	10(1)
(32)	Employment Agreement with Randall A. Stafford dated May 22, 2006.*	001-31617	8-K	May 25, 2006	10(1)
(33)	Amended and restated Employment Agreement between the Company and William E. Chiles dated June 6, 2006.*	001-31617	8-K	June 8, 2006	10(1)
(34)	Amended and restated Employment Agreement between the Company and Mark Duncan dated June 6, 2006.*	001-31617	8-K	June 8, 2006	10(2)
(35)	Form of Stock Option Agreement under 2003 Nonqualified Stock Option Plan for Non-employee Directors.*	001-31617	8-K	August 7, 2006	10(3)
(36)	S-92 New Helicopter Sales Agreement dated as of May 19, 2006 between the Company and Sikorsky Aircraft Corporation.+	001-31617	8-K	August 8, 2006	10(1)
(37)	Revolving Credit Agreement dated August 3, 2006.	001-31617	8-K	August 9, 2006	10(1)
(38)	Letter of Credit Facility dated August 3, 2006.	001-31617	8-K	August 9, 2006	10(2)

Incorporated by Reference to
			Registration or	Form or		Exhibit
Exhibits			File Number	Report	Date	Number

	(39)	Bristow Group Inc. Fiscal Year 2007 Annual Incentive Compensation Plan.*	001-31617	8-K	August 17, 2006	10(1)
	(40)	Bristow Group Inc. Form of Severance Benefit Agreement.*	001-31617	8-K	February 22, 2007	10(1)
	(41)	Consultancy Agreement with Peter N. Buckley.*	001-31617	8-K	February 22, 2007	10(2)
	(42)	Amendment to Employment Agreement with Richard Burman.*	001-31617	8-K	April 26, 2007	10(1)
	(43)	Bristow Group Inc. Fiscal Year 2008 Annual Incentive Compensation Plan.*	001-31617	8-K	May 8, 2007	10(1)
	(44)	Bristow Group Inc. 2007 Long Term Incentive Plan.*	001-31617	8-K	May 8, 2007	10(2)
	(45)	William E. Chiles Restricted Stock Award Documents.*	001-31617	8-K	May 8, 2007	10(3)
(12)†
Statement re Computation of Ratios
(15)†
KPMG Awareness Letter
(21)†
Subsidiaries of Bristow Group Inc.
(23)†	(1)	Consent of KPMG LLP
	(2)	Consent of Baker Botts LLP (included in Exhibit 5.1)
(24)†
Power of Attorney
(25)†
Statement of Eligibility of Trustee
(99)†	(1)	Form of Letter to Depository Trust Company Participants
	(2)	Form of Letter to Client
	(3)	Form of Notice of Guaranteed Delivery
	(4)	Form of Letter of Transmittal

*	Compensatory Plan or Arrangement

†	Furnished herewith

+	Confidential information has been omitted from this exhibit and filed separately with the SEC pursuant to a confidential treatment request under Rule 24(b)-2.